UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011
Commission File Number 001-33922
DRYSHIPS INC.
80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Attached hereto as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated July 26, 2011: DryShips Inc. and OceanFreight Inc. Announce Merger Agreement.
     Attached hereto as Exhibit 2 is a Purchase and Sale Agreement among Basset Holdings Inc., Steel Wheel Investments Limited, Haywood Finance Limited, OceanFreight Inc. and the Company dated July 26, 2011.
     Attached hereto as Exhibit 3 is an Agreement and Plan of Merger among the Company, Pelican Stockholdings Inc. and OceanFreight Inc. dated July 26, 2011.
     This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC. (Registrant)
Dated: July 26, 2011	By:	/s/ George Economou
George Economou
Chief Executive Officer

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Exhibit 1
DRYSHIPS INC. AND OCEANFREIGHT INC. ANNOUNCE MERGER AGREEMENT
     ATHENS, GREECE — July 26, 2011 — DryShips Inc. (NASDAQ: DRYS) and OceanFreight Inc. (NASDAQ: OCNF) announced today that the companies have entered into a definitive agreement for DryShips to acquire the outstanding shares of OceanFreight for consideration per share of $19.85, consisting of $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW Inc., a global provider of offshore ultra deepwater drilling services that is 78% owned by DryShips. The Ocean Rig shares that will be received by the OceanFreight shareholders will be from currently outstanding shares held by DryShips. Under the terms of the transaction, the Ocean Rig shares will be listed on the Nasdaq Global Select Market upon the closing of the merger.
     Based on the July 25, 2011 closing price of 89.00 NOK ($16.44) for the shares of Ocean Rig on the Norwegian OTC, the transaction consideration reflects a total equity value for OceanFreight of approximately $118 million and a total enterprise value of approximately $239 million, including the assumption of debt.
     The transaction has been approved by the Boards of Directors of DryShips and OceanFreight, by the Audit Committee of the Board of Directors of DryShips, which negotiated the proposed transaction on behalf of DryShips, and by a Special Committee of independent directors of OceanFreight established to negotiate the proposed transaction on behalf of OceanFreight.
     The transaction will allow DryShips to acquire high-quality, modern drybulk vessels with attractive long-term charters. OceanFreight owns a fleet of six vessels, including four Capesize and two Panamax vessels with a weighted average age of six years and combined deadweight tonnage of 859,622 tons and has contracted to purchase five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of approximately one million tons scheduled to be delivered in 2012 and 2013. DryShips will also benefit by assuming OceanFreight’s attractively-priced credit facilities. Those facilities have an aggregate principal amount of $142.8 million, bear interest at Libor plus 250 basis points and have a final maturity of October 2015.
     George Economou, Chairman and CEO of DryShips, commented:
     “We are pleased to announce the merger agreement with OceanFreight. This transaction provides DryShips with a unique opportunity to consolidate the fragmented drybulk sector by acquiring a high quality, modern fleet with long-term charters to solid charterers. As previously announced, we have a fleet renewal plan that is being implemented by selling our older vessels. Given current freight market conditions, our preference is to acquire younger vessels with medium to long-term charters with moderate financing in place. The merger with OceanFreight offers us a unique opportunity to renew DryShips fleet, increase our presence in the Capesize/VLOC sector and augment our fixed revenues, and to do so at a low point in the cycle at what we consider to be an attractive valuation. We will achieve this through minimal use of cash and no issuance of additional DryShips equity while utilizing a mere 2.3% of our ownership stake in Ocean Rig in a manner that will also increase its public float. We will continue to monitor developments in the shipping industry selectively as the weak freight market may offer us further strategic acquisition opportunities.

This merger is a testament to the strong position of DryShips and our belief in the long-term prospects of the drybulk freight market. Pro forma for the merger, Dryships will own a fleet of eighteen Capesize vessels, the largest among publicly traded shipping companies.”
     Professor John Liveris, Chairman of the Board of Directors and Special Committee of OceanFreight, commented:
     “OceanFreight’s merger with DryShips enables our shareholders to realize the inherent value created from the significant repositioning of the company’s fleet and employment profile that our management team implemented over the past two years. This value unfortunately was not reflected in our stock trading price. Additionally, we are pleased to provide our shareholders with the opportunity to participate in Ocean Rig, a growing company in the ultra deep water drilling sector. We believe that OceanFreight’s four-year journey in the public markets has reached a worthy homeport.”
     The public shareholders of OceanFreight will receive the consideration for their shares pursuant to a merger of OceanFreight with a subsidiary of DryShips. The completion of the merger is subject to customary conditions, including clearance by the U.S. Securities and Exchange Commission of a registration statement to be filed by Ocean Rig to register the shares being paid by DryShips in the merger and the listing of those shares on the Nasdaq Global Select Market. The cash portion of the consideration is to be financed from DryShips’ existing cash resources and is not subject to any financing contingency. The merger is expected to close in the fourth quarter of 2011.
     Simultaneously with the execution of the definitive merger agreement, DryShips, entities controlled by Mr. Anthony Kandylidis and OceanFreight, entered into a separate purchase agreement. Under this agreement, DryShips will acquire from the entities controlled by Mr. Kandylidis all their OceanFreight shares, representing a majority of the outstanding shares of OceanFreight, for the same consideration per share that the OceanFreight stockholders will receive in the merger. This acquisition is scheduled to close four weeks from the execution of the merger agreement, subject to satisfaction of certain conditions. DryShips intends to vote the OceanFreight shares so acquired in favor of the merger, which requires approval by a majority vote. The Ocean Rig shares to be paid by DryShips to the entities controlled by Mr. Kandylidis will be subject to a 6-month lock-up.
     Evercore Partners is serving as financial advisors to DryShips in connection with the transaction and Fried, Frank, Harris, Shriver & Jacobson LLP is serving as DryShips’ legal counsel. Fearnley Fonds ASA is serving as financial advisors to the Special Committee of the OceanFreight Board of Directors and Seward & Kissel LLP is serving as the Committee’s legal counsel.
Conference Call
DryShips’ management team will host a conference call on Tuesday, July 26, 2011, at 9:00 a.m. EDT to discuss the transaction.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “DryShips.”

A replay of the conference call will be available until August 1, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2133051#.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About DryShips
DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 5 of which remain to be delivered to Ocean Rig during 2011 and 2013. DryShips owns a fleet of 37 drybulk carriers (including newbuildings), comprising 9 Capesize, 26 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.
DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”
About OceanFreight
OceanFreight is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of six vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and has contracted to purchase five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.
OceanFreight Inc.’s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”.
About Ocean Rig
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 5 of which remain to be delivered to the company during 2011 and 2013.
Ocean Rig’s common stock currently trades on the OTC market maintained by the Norwegian Association of Stockbroking Companies under the symbol “OCRG.”

Forward-Looking Statement
Matters discussed in this release constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of the transaction to close, the failure to satisfy strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips and OceanFreight with the U.S. Securities and Exchange Commission.
Important Information
In connection with the proposed transaction, Ocean Rig UDW Inc. will file a registration statement with the Securities and Exchange Commission pursuant to which the Ocean Rig shares to be paid by DryShips, Inc. as merger consideration in the proposed acquisition by DryShips of OceanFreight, Inc. will be registered. Investors are urged to read the registration statement (including all amendments and supplements to it) because it will contain important information regarding the Ocean Rig shares and the transaction. Investors may obtain free copies of the registration statement when it becomes available, as well as other filings containing information about DryShips, Ocean Rig and OceanFreight, without charge, at the SEC’s Web site (www.sec.gov).

Contact:
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

Exhibit 2
Execution Version
PURCHASE AND SALE AGREEMENT
          PURCHASE AND SALE AGREEMENT (this “Agreement”), is made and entered into as of July 26, 2011, by and among Basset Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Basset”), Steel Wheel Investments Limited, a corporation organized under the laws of the Republic of the Marshall Islands (“Steel Wheel”), Haywood Finance Limited, a corporation organized under the laws of the Republic of the Marshall Islands (“Haywood” and, together with Basset and Steel Wheel, the “Sellers”), OceanFreight Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”) and DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Purchaser”).
          Capitalized terms used but not defined herein have the meanings assigned to them in the Agreement and Plan of Merger, dated as of the date of this Agreement (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, the Purchaser and Pelican Stockholdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands that is a wholly-owned subsidiary of the Purchaser (“Merger Sub”).
WITNESSETH:
          WHEREAS, (i) Basset owns 866,666 shares (the “Basset Shares”) of common stock, par value $0.01 of the Company (“Common Stock”); (ii) Steel Wheel owns 351,333 shares (the “Steel Wheel Shares”) of Common Stock; and (iii) Haywood owns 1,782,857 shares (the “Haywood Shares” and, together with the Steel Wheel Shares and the Basset Shares, the “Seller Shares”) of Common Stock;
          WHEREAS, Basset, Steel Wheel and Haywood are each Controlled by Mr. Antonis Kandylidis (“Mr. Kandylidis”);
          WHEREAS, the Purchaser wishes to purchase from the Sellers, and the Sellers wish to sell to the Purchaser, all of the Seller Shares on the terms and subject to the conditions of this Agreement; and
          WHEREAS, simultaneously herewith, the Company, the Purchaser and Merger Sub, are entering into the Merger Agreement, pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving corporation in accordance with the Marshall Islands Business Corporations Act (the “Merger”).
          ACCORDINGLY, the parties hereto hereby agree as follows:
1. Sale and Purchase of Shares. On the terms and subject to the conditions contained in this Agreement, the Purchaser shall purchase from each of the Sellers, and each of the Sellers shall sell to the Purchaser, free and clear of any pledges, liens, claims, security interests, encumbrances, options, proxies, voting agreements or any other rights of third parties of any kind (“Liens”), all of the Seller Shares owned by such Seller, for consideration per share consisting of (x) $11.25 net to the Sellers in cash without interest (less any applicable withholding taxes) and (y) 0.52326 shares of common stock (the “Ocean Rig Common Stock”) of Ocean Rig UDW Inc. (“Ocean Rig”), (such consideration, with respect to the Seller Shares of each Seller, the “Purchase Consideration”). Notwithstanding the foregoing, no fractions of a share of Ocean Rig Common Stock shall be paid to a Seller, but in lieu thereof each Seller otherwise entitled to a fraction of a share of Ocean Rig Common Stock shall be entitled to receive an amount of cash (without interest) determined by multiplying $21.50 by the fractional share interest to which such Seller would otherwise be entitled.
2. Payment; Delivery of Shares. The Purchase Consideration payable to each Seller for its Seller Shares shall be paid by the Purchaser to the applicable Seller at the Seller Closing (as herein after defined) (x) with respect to the cash portion, by wire transfer of immediately available funds from the Purchaser to one or more bank accounts of the Sellers for which wiring instructions shall be provided by such Seller to the Purchaser at least two (2) business days prior to the Seller Closing, and (y) with respect to the share portion, by delivery by the Purchaser to such Seller of stock certificate or certificates (endorsed to such Seller) representing the applicable number of shares of Ocean Rig Common Stock, together with any documents that, in the reasonable judgment of each Seller, are necessary to transfer and convey to, and vest in, the Seller such number of shares of Ocean Rig Common Stock, free and clear of all Liens (other than restrictions under the securities laws (including the restrictions described in Section 7.9 hereof) and the restriction under Section 9.8 hereof). At the Seller Closing, each of the Sellers shall deliver to the Purchaser a stock certificate or certificates (endorsed to the Purchaser) representing the Seller Shares of such Seller, together with any documents that, in the reasonable judgment of the Purchaser, are necessary to transfer and convey to, and vest in, the Purchaser good and valid title to such Seller Shares, free and clear of all Liens (other than restrictions under the securities laws). The Purchaser shall not be obligated to purchase any of the Seller Shares at the Seller Closing unless all of the Seller Shares have been delivered by the Sellers in accordance with this Section 2.
3. Seller Closing; Mutual Option.
     (a) Subject to the provisions of Section 12, the closing of the purchase and sale of the Seller Shares hereunder (the “Seller Closing”) shall take place one (1) Business Day after the date the conditions set forth in Section 12 (other than conditions that by their nature are to be satisfied at the Seller Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Seller Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions. The Seller Closing shall occur at the headquarters of the Purchaser, 80 Kifissias Avenue, Amaroussion, 15125 Athens, Greece or such other location as shall be agreed by the Purchaser and the Sellers. The date on which the Seller Closing occurs in accordance with this Agreement is referred to in this Agreement as the “Seller Closing Date.” Notwithstanding anything to the contrary in this Agreement, the Seller Closing Date shall not be prior to 5:00 P.M. Greece time on August 23, 2011.
     (b) In the event the Share Condition Waiver Time shall occur and the Per Share

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Merger Consideration shall be converted to $22.50 in cash, (i) each of the Sellers or its Designee (as defined in Section 14 below) shall have the option, exercisable on and from the Effective Time until 25 days after the Effective Time, to sell to the Purchaser for a price of $21.50 in cash per share all or part of the shares of Ocean Rig Common Stock delivered to such Seller pursuant to Section 2 hereof, and such Seller or its Designee shall transfer such shares to the Purchaser, and the Purchaser shall purchase such shares, promptly, and in any event within three (3) Business Days of receipt of written notice from such Seller or such Seller’s Designee of the exercise of such Seller’s or Designee’s option under this Section 3(b)(i); and (ii) the Purchaser shall have the option, exercisable on and from the Effective Time until 25 days after the Effective Time, to acquire for a price of $21.50 in cash per share from each of the Sellers or its Designee all or part of the shares of Ocean Rig Common Stock delivered to such Seller pursuant to Section 2 hereof, and such Seller or its Designee shall transfer such shares to the Purchaser, and the Purchaser shall purchase such shares, promptly, and in any event within three (3) Business Days of receipt of written notice from the Purchaser of the exercise of the Purchaser’s option under this Section 3(b)(ii). In case any of the Sellers or its Designee or the Purchaser exercises its respective right, such Seller or its Designee, as applicable shall deliver to the Purchaser a stock certificate or certificates (endorsed to the Purchaser) representing the shares of Ocean Rig Common Stock of such Seller or its Designee, as applicable, together with any documents that, in the reasonable judgment of the Purchaser, are necessary to transfer and convey to, and vest in, the Purchaser good and valid title to such shares, free and clear of all Liens (other than restrictions under the securities laws), and the Purchaser shall, simultaneously with the delivery of such shares, pay the consideration to such Seller or its Designee, as applicable, by wire transfer of immediately available funds to one or more bank accounts of such Seller or its Designee, as applicable, for which wiring instructions shall be provided by such Seller or its Designee, as applicable, to the Purchaser.
4. Documentation and Information. Each party (a) consents to and authorizes the publication and disclosure by the other parties of the other parties’ identity and holding of Seller Shares, Mr. Kandylidis’ identity and beneficial ownership of the capital stock of the Sellers, the nature of the other parties’ commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any information that each other party reasonably determines is required to be disclosed by such party under Applicable Law in any press release and any disclosure documents in connection with the transactions contemplated hereby or by the Merger Agreement and (b) agree to promptly give to the other parties any information such other parties may reasonably require for the preparation of any such disclosure documents. Each party agrees to promptly notify the other parties of any required corrections with respect to any information supplied by such party specifically for use in any such disclosure document, if and to the extent that any such information shall be or have become false or misleading in any material respect.
5. Voting Agreement; Irrevocable Proxy
     5.1 From the date hereof until termination of this Agreement in accordance with Section 13 hereof, each of the Sellers hereby irrevocably and unconditionally agrees that at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of

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the holders of Common Stock, however called (each, a “Stockholder Meeting”), or in any other circumstance in which the vote, consent or other approval of the holders of Common Stock is sought (in writing or otherwise), such Seller, as applicable, shall:
     (a) be present, in person or represented by proxy, or otherwise cause its Seller Shares or any other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly to be counted for purposes of determining the presence of a quorum at such meeting to the fullest extent that its Seller Shares (or such other shares) shall be entitled to be present at such meeting; and
     (b) vote (or cause to be voted) all of its Seller Shares or any other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly, or execute and deliver a written consent (or cause a written consent to be executed and delivered) with respect to all of its Seller Shares or any such other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly, in connection with any meeting of the stockholders of the Company or any action by written consent in lieu of a meeting of stockholders of the Company, in each case, to the fullest extent that its Seller Shares or such other shares shall be entitled to be voted at the time of any vote or action by written consent:
          (i) in favor of (A) approval and adoption of the Merger Agreement, the Merger and each of the other transactions contemplated by the Merger Agreement and, (B) without limiting the preceding clause (A), the approval of any proposal to adjourn or postpone the Stockholder Meeting at which such approval and adoption is to be sought at a later date if there are not sufficient votes for approval and adoption of the Merger Agreement on the date on which such Stockholder Meeting (or any adjournment or postponement thereof) is held; and
          (ii) only as directed by the Purchaser with respect to (A) any proposal, action, transaction or contract that would reasonably be expected to (x) frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect the purchase or sale of the Seller Shares hereunder, the Merger or any other transactions contemplated hereby or by the Merger Agreement, (y) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or the Sellers under this Agreement or the Merger Agreement (including, in the case of any representation or warranty, as if such representation or warranty was repeated at all times up to and including the Effective Time), or (z) result in any of the conditions set forth in Article X of the Merger Agreement not being fulfilled or satisfied, (B) any Acquisition Proposal and any action in furtherance of any Acquisition Proposal, (C) any merger, acquisition, sale, consolidation, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, or any other extraordinary transaction involving the Company, and (D) subject to compliance with Section 8.2(b) of the Merger Agreement, any change in the business, management or the board of directors of the Company.
     5.2 Each of the Sellers hereby revokes (or agrees to cause to be revoked) any proxies that it or he may have heretofore granted and hereby irrevocably appoints the Purchaser as attorney-in-fact and proxy for and on behalf of such Seller, for and in the name, place and stead

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of such Seller, to (a) attend any and all Stockholder Meetings, (b) vote, express consent or dissent or issue instructions to the record holder to vote its Seller Shares, or any other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly, in accordance with the provisions of Section 5.1 (b) hereof at any such meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 5.1, all written consents with respect to its Seller Shares or any other shares of Common Stock that it or any of its Affiliates may at any time beneficially own directly or indirectly. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable and shall not be terminated by operation of Applicable Law or upon the occurrence of any other event other than the termination of this Agreement in accordance with Section 13 hereof. Each of the Sellers authorizes such attorney and proxy to substitute any other person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. Each of the Sellers hereby affirms that the irrevocable proxy set forth in this Section 5.2 is given in connection with and granted in consideration of and as an inducement to the Purchaser and Merger Sub to enter into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of the Sellers under Section 5.1. The Purchaser covenants and agrees with the Sellers that the Purchaser will exercise the foregoing proxy consistent with the provisions of Section 5.1.
     5.3 The parties hereto hereby agree and acknowledge that neither any other party hereto, nor such party’s respective successors, assigns, subsidiaries, divisions, employees, officers, directors, shareholders, agents or affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of actions, costs, expenses (including attorneys’ fees) and compensation of any kind or nature whatsoever to any other party hereto or its affiliates in connection with or as a result of any voting by the Purchaser of the Seller Shares, or any other shares of Common Stock that the Sellers or their affiliates may at any time beneficially own directly or indirectly, as contemplated hereby. The parties hereto acknowledge that, pursuant to the authority hereby granted under the proxy, the Purchaser may vote the Seller Shares, or any other shares of Common Stock that the Sellers or their Affiliates may at any time beneficially own directly or indirectly, in furtherance of its own interests, and the Purchaser is not acting as a fiduciary of the Sellers, any affiliates of any Seller, or the Company.
6. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to each of the Sellers as follows:
     6.1 The Purchaser is duly organized, validly existing and in good standing under the applicable laws of the Republic of the Marshall Islands;
     6.2 The Purchaser has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement;
     6.3 This Agreement has been duly and validly authorized, executed and delivered by

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the Purchaser and, assuming due authorization, execution and delivery by and on behalf of each the other parties hereto, constitutes a legal, valid and binding agreement of the Purchaser, enforceable in accordance with its terms;
     6.4 The Ocean Rig Common Stock to be delivered to the Sellers hereunder has been duly and validly issued and will be delivered to the Sellers free of any Liens and restrictions on transfer (except as provided hereunder and under the securities laws) and preemptive rights;
     6.5 No Person will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Sellers for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser;
     6.6 The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) result in the imposition of any Liens under, cause or permit the acceleration of any obligation under, or violate or conflict with the terms, conditions or provisions of, any note, indenture, security agreement, lease, guaranty, joint venture agreement, or other contract, agreement or instrument to which the Purchaser or Ocean Rig is a party or by which it, Ocean Rig or any of the Ocean Rig Common Stock to be delivered hereunder is subject or bound, or (ii) result in a breach or violation by the Purchaser or Ocean Rig of any law, rule or regulation or any order, injunction, judgment or decree of any Governmental Authority to which Purchaser or Ocean Rig is a party or by which either the Purchaser or Ocean Rig or any of the Ocean Rig Common Stock to be delivered hereunder is subject or bound, except as would not reasonably be expected to materially impair the ability of the Purchaser to perform its obligations under this Agreement.
     6.7 The Purchaser has such knowledge and experience in financial and business matters and in buying equity securities that it is capable of evaluating the merits and risks of the acquisition of the Seller Shares in exchange for Ocean Rig Common Stock pursuant to Section 2 hereof, and it is able to bear the economic risk of such acquisition and is able to sustain a complete loss with regard to such acquisition. The Purchaser acknowledge that (x) it has had access to all such information regarding the Company and the Seller Shares and has made all such investigation with respect thereto as it deems necessary or appropriate to make the decision to enter into this Agreement, and it has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relevant to the acquisition of the Seller Shares, (y) it has had the opportunity to ask questions to the Sellers and the Company concerning the Company and the Seller Shares and (z) in making its decision to enter into this Agreement, it has relied and will rely on its own investigation and, to the extent it deems appropriate, on consultations with its independent advisors. The Purchaser is an “accredited investor” within the meaning of Rule 501 under the 1933 Act. The Purchaser is acquiring the Seller Shares for its own the account only for investment purposes and not with a view to any resale or distribution, within the meaning of the U.S. securities laws, of such shares. The Purchaser understands that the Seller Shares delivered to it pursuant to Section 1 hereof are “restricted securities” as defined in Rule 144(a)(3) under the 1933 Act. The Purchaser agrees that so long as such shares are restricted securities, such shares may not be reoffered, resold, pledged or otherwise transferred except (i) to the Company,

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(ii) pursuant to a registration statement that has been declared effective under the 1933 Act, (iii) outside the United States in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the 1933 Act or (iv) pursuant to any other available exemption from the registration requirements of the 1933 Act, and, in each case, such offer, sale, pledge or transfer must be made in accordance with all applicable laws and regulations, including any applicable securities laws of any state of the United States. The Company has the right to place legends on the stock certificates to the effect that the shares delivered to The Purchaser are subject to the restrictions of this Section 6.7.
7. Representations and Warranties of the Sellers. The Sellers, jointly and severally, represent and warrant to the Purchaser as follows:
     7.1 Each of the Sellers is duly organized, validly existing and in good standing under the applicable laws of the jurisdiction in which it is incorporated or constituted;
     7.2 Each of the Sellers has the necessary legal capacity, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement;
     7.3 This Agreement has been duly and validly authorized, executed and delivered by each of the Sellers and, assuming due authorization, execution and delivery by and on behalf of the Purchaser, constitutes a legal, valid and binding obligation of each of the Sellers, enforceable in accordance with its terms;
     7.4 Mr. Kandylidis is the Controlling stockholder of each Seller; Basset owns, beneficially and of record, all of the Basset Shares; Steel Wheel owns, beneficially and of record, all of the Steel Wheel Shares; and Haywood owns, beneficially and of record, all of the Haywood Shares; in each case, free and clear of any Liens, and each of the Sellers will transfer to the Purchaser good and valid title to the Seller Shares free and clear of any Liens at the Seller Closing;
     7.5 Neither the Sellers nor any Affiliates of any Seller own beneficially or otherwise, directly or indirectly, any shares of Common Stock (other than the Seller Shares) or any options, warrants or other rights to acquire, currently, in the future or upon the occurrence of certain events shares of Common Stock;
     7.6 The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) result in the imposition of any Liens under, cause or permit the acceleration of any obligation under, or violate or conflict with the terms, conditions or provisions of, any note, indenture, security agreement, lease, guaranty, joint venture agreement, or other contract, agreement or instrument to which any of the Sellers or Mr. Kandylidis is a party or by which any of the Sellers or Mr. Kandylidis or any of the Seller Shares is subject or bound, or (ii) result in a breach or violation by any of the Sellers or Mr. Kandylidis of any law, rule or regulation or any order, injunction, judgment or decree of any court,

7

regulatory agency or other governmental authority (individually and collectively, a “Governmental Authority”) to which any of the Sellers or Mr. Kandylidis is a party or by which any of the Sellers or Mr. Kandylidis or any of the Seller Shares is subject or bound;
     7.7 Except in respect of the matters addressed in Sections 8.1 and 8.2 hereof, there exists no restriction upon the sale and delivery to the Purchaser of the Seller Shares by any of the Sellers, nor are any of the Sellers required to obtain the approval of any person or entity or any court, governmental authority or regulatory agency to effect the sale of the Seller Shares in accordance with the terms hereof;
     7.8 Except as set forth in Section 22 hereof, no Person will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Purchaser or the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of any of the Sellers or Mr. Kandylidis; and
     7.9 Each of the Sellers has such knowledge and experience in financial and business matters and in buying equity securities that each is capable of evaluating the merits and risks of the acquisition of shares of Ocean Rig Common Stock in exchange for Seller Shares pursuant to Section 2 hereof, and each is able to bear the economic risk of such acquisition and is able to sustain a complete loss with regard to such acquisition. The Sellers acknowledge that (x) they have had access to all such information regarding Ocean Rig and Ocean Rig Common Stock and have made all such investigation with respect thereto as they deem necessary or appropriate to make the decision to enter into this Agreement, and they have satisfied themselves concerning the relevant tax, legal, currency and other economic considerations relevant to the acquisition of shares of Ocean Rig Common Stock, (y) they have had the opportunity to ask questions to the Purchaser concerning Ocean Rig and Ocean Rig Common Stock and (z) in making their decision to enter into this Agreement, they have relied and will rely on their own investigation and, to the extent they deem appropriate, on consultations with their independent advisors. Each of the Sellers is an “accredited investor” within the meaning of Rule 501 under the 1933 Act. The Sellers are acquiring the shares of Ocean Rig Common Stock for their own account only for investment purposes and not with a view to any resale or distribution, within the meaning of the U.S. securities laws, of such shares. The Sellers understand that the shares of Ocean Rig Common Stock delivered to them pursuant to Section 2 hereof are “restricted securities” as defined in Rule 144(a)(3) under the 1933 Act. The Sellers agree that so long as such shares are restricted securities, such shares may not be reoffered, resold, pledged or otherwise transferred except (i) to Ocean Rig, (ii) pursuant to a registration statement that has been declared effective under the 1933 Act, (iii) outside the United States in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the 1933 Act or (iv) pursuant to any other available exemption from the registration requirements of the 1933 Act, and, in each case, such offer, sale, pledge or transfer must be made in accordance with all applicable laws and regulations, including any applicable securities laws of any state of the United States. The Purchaser may place (or cause to be placed) legends on the stock certificates representing the shares of Ocean Rig Common Stock being delivered to the Sellers hereunder to the effect that the shares delivered to the Sellers are subject to the restrictions of this Section 7.9 and Section 9.7 hereof.

8

8. Representations of the Company.
     8.1 The Company has irrevocably taken all action required to be taken by it in order to exempt this Agreement and completion of the transactions contemplated hereby from, and this Agreement is and the transactions contemplated hereby will be, exempt from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority or contained in the Company’s articles of incorporation or by-laws.
     8.2 The Company has irrevocably taken all action necessary or appropriate so that the execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the distribution of the Company Rights (defined below) under the Second Amended and Restated Stockholders Rights Agreement, dated as of April 8, 2011 as amended (the “Rights Plan”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the rights issued to the holders of Common Stock pursuant to the Rights Plan are referred to as the “Company Rights”) or the ability of any Person to exercise any Company Rights under the Rights Plan.
     8.3 The Company has taken all action to vest any unvested Seller Shares, and eliminate any restriction on transfer applicable to any of the Seller Shares, effective as of immediately prior to the Seller Closing.
9. Covenants
     9.1 From the date hereof until the termination of this Agreement in accordance with Section 13 hereof, the Sellers will not, except as expressly required hereby, offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, enter into any derivative transaction (including, without limitation, any short sale or swap) with respect to, grant any proxy with respect to, lend, or otherwise transfer or dispose of, directly or indirectly, the Seller Shares or any other shares of Common Stock that the Sellers may at any time beneficially own directly or indirectly or any other rights or interests arising out of or associated with the Seller Shares or such other shares, or take any other action that would breach any of their or the Company’s covenants or agreements hereunder or under the Merger Agreement or make any of their respective representations or warranties to be untrue or incorrect or in any way interfere with the performance of their or the Company’s obligations hereunder or under the Merger Agreement or the transactions contemplated by the Merger Agreement.
     9.2 Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

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     9.3 The parties will consult with one another before issuing any press release or otherwise making any public statement with respect to this Agreement, and shall not issue any such press release or make any such public statement absent mutual agreement thereon, provided, however, that each party hereto shall be entitled to make such press release, announcement or filing as it deems, in its reasonable discretion, to be necessary or appropriate under applicable law or stock exchange requirement.
     9.4 The Company hereby agrees to take all actions necessary so that, upon consummation of the purchase and sale of the Seller Shares contemplated hereby, the Purchaser shall be the record owner of the Seller Shares and the Company shall list the Purchaser as the owner of record of the Seller Shares on the books and records of the Company.
     9.5 The Sellers hereby agree that they will promptly notify the Purchaser in writing of any new shares of Common Stock or other shares of capital stock or securities of the Company directly or indirectly acquired by the Sellers or any Affiliate of any Seller, or of which the Sellers or any Affiliate of any Seller become directly or indirectly the beneficial owner, if any, after the date hereof.
     9.6 This Agreement shall not be deemed to create any contractual duty to disclose any material, nonpublic, confidential information regarding Ocean Rig or the Company, including Ocean Rig’s or the Company’s financial condition, results of operations, businesses, properties, assets, liabilities, management, projections, appraisals, plans (including potential acquisitions and sales of assets and debt and equity financing activities) and prospects (collectively, the “Information”). Each of the parties hereto acknowledges and agrees that (i) each other party hereto and its subsidiaries and affiliates currently may have access to and/or be in the possession of, and later may come into possession of, Information that is not known to the other parties hereto and that may be material to a decision to acquire shares of Common Stock or Ocean Rig Common Stock, (ii) each party hereto has no duty (fiduciary or otherwise) to disclose to the other parties hereto or their respective affiliates any of the Information, (iii) the parties have determined to enter into this Agreement and to purchase and sell the Seller Shares and acquire and sell the shares of the Ocean Rig Common Stock on the terms and conditions set forth herein notwithstanding their lack of knowledge of the Information and notwithstanding that such Information, if known to the other parties, might affect their decision to, and the price at which such parties would be willing to, purchase and sell the Seller Shares and acquire and sell shares of the Ocean Rig Common Stock, (iv) each party hereto has not requested, and will not request, from the other parties hereto any of the Information that such other parties may now have or of which such other party may later come into possession, (v) each party hereto has not relied in any way upon any act, statement or omission of any other party hereto or any of its subsidiaries or affiliates with respect to the Company, the Common Stock, Ocean Rig or the Ocean Rig Common Stock, (vi) the parties hereto are experienced, sophisticated and knowledgeable in trading in securities of private and public companies and understand the disadvantage to which they are subject on account of the possible disparity of information between each such party, on the one hand, and each other party, on the other and (vii) each party has conducted its own investigation, to the extent that the Sellers or the Purchaser, as applicable, has determined necessary or desirable regarding the Company and Ocean Rig, and each party has determined to

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enter into this Agreement and complete the transactions contemplated by this Agreement based on, among other things, such investigation.
     9.7 [Reserved.]
     9.8 For a period of six months starting from the Seller Closing Date, the Sellers will not offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, enter into any derivative transaction (including, without limitation, any short sale or swap) with respect to, grant any proxy with respect to, lend, or otherwise transfer or dispose of, directly or indirectly, the shares of Ocean Rig Common Stock delivered to the Sellers pursuant to Section 2 hereof, or any other rights or interests arising out of or associated with such shares of Ocean Rig Common Stock, provided, however, that each Seller may, prior to the Seller Closing, transfer its rights to receive shares of Ocean Rig Common Stock hereunder, subject to the restrictions set forth above and in Section 14 below. The restrictions on transfer contained herein may be enforced by the Special Committee.
     9.9 The Purchaser agrees to cause Ocean Rig to provide customary registration rights to the Sellers or their Designees at the end of the lock-up period set forth in Section 9.8 so long as: (i) the shares of Ocean Rig Common Stock transferred by Purchaser to the Sellers or their Designees have at all times been and are held by persons who are not affiliates of Ocean Rig or DryShips, (ii) the Sellers and their Designees have complied with the terms of this Agreement, including without limitation Sections 9.8 and 14, and (iii) the representations and warranties of the Sellers were true and correct as of the Seller Closing Date; provided, however, that if at the end of the lock-up period, all of the shares of Ocean Rig Common Stock held by a Seller or its Designees may be sold within any 90 day period under Rule 144 and the holder is not subject to the manner of sale requirements of Rule 144, that holder shall not have registration rights.
10. Acquisition Proposals; Non-Solicitation.
     10.1 The Sellers shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted prior to the date hereof with respect to any Acquisition Proposal or any offer, proposal or indication of interest by a Third Party to purchase or otherwise acquire any of the Seller Shares. The Sellers shall not, and shall use reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any offer, proposal or indication of interest by a Third Party to purchase or otherwise acquire any of the Seller Shares, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Seller Shares or the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal or offer, proposal or indication of interest to purchase or otherwise acquire any of the Seller Shares, or (iii) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition

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agreement, option agreement or other similar instrument relating to an Acquisition Proposal or the sale, transfer or other disposition of any the Seller Shares other than pursuant to this Agreement.
     10.2 The Sellers shall notify the Special Committee promptly (but in no event later than 24 hours) after receipt by any of them (or any of their respective Representatives or Affiliates) of any Acquisition Proposal or any offer, proposal or indication of interest by a Third Party to purchase or otherwise acquire any of the Seller Shares, including the material terms and conditions thereof and the identity of the Person making such Acquisition Proposal or offer, proposal or indication of interest to purchase or otherwise acquire any of the Seller Shares and its proposed financing sources, and shall keep the Special Committee reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal or offer, proposal or indication of interest to purchase or otherwise acquire any of the Seller Shares. The Sellers shall also notify the Special Committee promptly (but in no event later than 24 hours) after receipt by any of them (or any of their respective Representatives or Affiliates) of any request for non-public information relating to the Seller Shares or the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has informed the Sellers (or any of their respective Representatives or Affiliates) that it is considering making, or has made, an Acquisition Proposal or an offer, proposal or indication of interest to purchase or otherwise acquire any of the Seller Shares.
11. Waiver of Dissenting Rights. Each of the Sellers hereby irrevocably waives any and all rights it may have as to appraisal, dissent or any similar or related matter with respect to the Seller Shares (or other shares of Common Stock that it or he may at any time beneficially own) that may arise with respect to the Merger or any of the transactions contemplated by the Merger Agreement.
12. Closing Conditions
     12.1 Conditions to Parties’ Obligations.
     (a) The obligations of the parties to consummate the purchase and sale of the Seller Shares contemplated hereby are subject to the satisfaction of the following condition:
          (i) No Applicable Law preventing or prohibiting the consummation of the purchase or sale of any of the Seller Shares hereunder shall be in effect.
     (b) The obligation of the Purchaser to consummate the purchase of the Seller Shares contemplated hereby is also subject to the satisfaction of the following conditions:
          (i) The conditions set forth in Section 10.3 of the Merger Agreement shall have been satisfied (except that those conditions that by their terms apply at the Effective Time shall be measured as if they applied as of the Seller Closing Date);

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          (ii) The Sellers shall have complied in all material respects with their obligations required to be performed by them under this Agreement at or prior to the Seller Closing; and
          (iii) The representations and warranties of the Sellers and the Company in this Agreement shall be true and correct in all material respects as of the date when made and as of the Seller Closing Date, except for representations and warranties made as of a specified date, which shall be measured only as of such specified date.
     (c) The obligation of the Sellers to consummate the sale of the Seller Shares contemplated hereby is also subject to the satisfaction of the following conditions:
          (i) The conditions set forth in Section 10.2 of the Merger Agreement shall have been satisfied (except that those conditions that by their terms apply at the Effective Time shall be measured as if they applied as of the Seller Closing Date);
          (ii) The Purchaser shall have complied in all material respects with the obligations required to be performed by it under this Agreement at or prior to the Seller Closing; and
          (iii) The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Seller Closing Date, except for representations and warranties made as of a specified date, which shall be measured only as of such specified date.
13. Termination.
     13.1 This Agreement may be terminated at any time prior to the Seller Closing Date by mutual written consent of the Purchaser and all the Sellers.
     13.2 This Agreement shall automatically terminate as of the earlier of the termination of the Merger Agreement and the Effective Time.
     13.3 If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement; provided, however, that (A) Sections 11 and 13 through 24 (inclusive) of this Agreement shall survive any termination hereof in the event the Effective Time shall have occurred and (B) no such termination shall relieve or release the Company, the Sellers or the Purchaser from any obligations or liabilities arising out of its breach of this Agreement prior to its termination.
14. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs and personal representatives. None of the Sellers may assign its obligations hereunder.
Subject to the conditions set forth below, each Seller shall have the right, no later than seven Business Days prior to the Seller Closing, to designate a maximum of three (3) Persons to

13

receive all or any portion of the Purchase Consideration payable to such Seller hereunder (each such transferee, a “Designee”). In arranging for such transfers of that portion of the Purchase Consideration that is comprised of Ocean Rig Common Stock, the Sellers shall engage in no “directed selling efforts” (as that term is defined in Regulation S of the U.S. Securities and Exchange Commission (the “SEC”) or “general solicitation” (as that term is used in Regulation D of the SEC), and shall make offers to transfer Purchase Consideration, and actual transfers, only to Persons with whom it has an existing relationship and who satisfy the criteria set forth below. Additionally, all offering materials shall include statements to the effect that the securities have not been registered under the 1933 Act and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S of the SEC) unless the securities are registered under the Act, or an exemption from the registration requirements of the Act is available. In addition, each Person invited to become a Designee shall satisfy the following criteria: (a) such Person shall not be an affiliate (as that term is defined in Rule 144 of the SEC) of Ocean Rig or DryShips or any of their affiliates; (b) such Person shall not be a U.S. person, shall not receive the offer to become a Designee or any materials related thereto while in the United States, and shall accept the offer from outside of the United States; (c) such Person shall execute such documentation as DryShips may require for purposes of establishing to DryShips’ satisfaction that such Person has appropriate wealth, sophistication and experience to invest in the securities that comprise the Purchase Consideration, understands the risks of the investment in such securities, is able to bear the loss of its entire investment, is acquiring the securities solely for purposes of investment, and otherwise is able to receive the offer and sale of the securities under applicable securities laws; (d) such Person understands and agrees that the shares will be legended with a legend to be determined by DryShips that will restrict the resales of such securities, including resales in the United States or to U.S. Persons; (e) such Person will be subject to all of the commitments, obligations and restrictions of the Sellers under this Agreement, including, without limitation, the prohibition on resales for six months provided for in Section 9.8 hereof and the provisions of Section 3(b); and (f) such Person shall comply with such other requirements as DryShips may reasonably require for purposes of satisfying applicable U.S. federal and state and other applicable securities laws. Each Designee shall execute and deliver to the Purchaser, Ocean Freight and the Company such agreements and documentation as they may require for purposes of establishing the Designee’s agreement to, and compliance with, all of the foregoing.
The Purchaser may at its option assign its rights under this Agreement to any of its affiliates, but no such assignment shall relieve the Purchaser of its obligations hereunder.
15. Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangements or understandings with respect thereto.
16. Amendments. The terms and provisions of this Agreement may only be modified or amended by a written instrument executed and delivered by the Company (through the Special Committee) the Purchaser and each Seller.
17. Counterparts. This Agreement may be executed in any number of counterparts, and each

14

such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement.
18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law, except to the extent that the law of Marshall Islands is mandatorily applicable to the Transfer Documents.
19. Jurisdiction; Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY CONSENTS AND AGREES THAT ANY LEGAL ACTION OR PROCEEDING AGAINST IT OR ANY OF ITS ASSETS WITH RESPECT TO ANY OF THE OBLIGATIONS ARISING UNDER OR RELATING TO THIS AGREEMENT MAY BE BROUGHT BY ANY PARTY IN ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO AND ACCEPTS WITH REGARD TO ANY SUCH ACTION OR PROCEEDING, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, THE JURISDICTION OF THE AFORESAID COURTS AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION THEREIN. EACH PARTY HERETO AGREES THAT THE SUMMONS AND COMPLAINT OR ANY OTHER PROCESS IN ANY ACTION MAY BE SERVED BY NOTICE GIVEN IN ACCORDANCE WITH THIS AGREEMENT, OR AS OTHERWISE PERMITTED BY LAW. EACH PARTY HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.
20. Third Parties. This Agreement is solely for the benefit of the parties hereto and then permitted assigns and no other party shall have any rights or remedies with respect hereto.
21. Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 19 hereof, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, any and all rights and remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other right or remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one right or remedy will not preclude the exercise of any other right or remedy.
22. Expenses; Fees. All costs, fees and expenses incurred in connection with this Agreement shall be paid by or on behalf of the party incurring such cost or expense, except for legal fees and other advisory fees up to an aggregate of $1,500,000 incurred in connection with this Agreement by the Sellers, which shall be paid by the Company upon consummation of the Merger.

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23. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of applicable law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the original intent of the parties are fulfilled to the extent possible.
24. Notices. All notices and other communications to any party hereunder shall be in writing and shall be deemed duly given if delivered personally (notice deemed given upon receipt), sent by telecopier or facsimile (notice deemed given upon confirmation of receipt), sent by nationally recognized overnight courier or by electronic mail (notice deemed given upon receipt of proof of delivery) or sent by registered or certified mail, return receipt requested, postage prepaid (notice deemed given upon receipt of proof of delivery), in each case, to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):
If to the Purchaser, to:
DryShips Inc.
80 Kifissias Avenue
Amaroussion 15125
Athens Greece
Attention: Pankaj Khanna
Facsimile No.: + 30 210 80 90 577
with a copy (which shall not constitute notice) to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention: Philip Richter, Esq.
Facsimile No.: (212) 859-4000
and
Fried, Frank, Harris, Shriver & Jacobson LLP
99 City Road
London, EC1Y 1AX, England
Attention: Robert Mollen, Esq.
Facsimile No.: +44.20.7972.9602

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          If to the Sellers to:
c/o Orrick, Herrington & Sutcliffe, LLP
51 W. 52nd Street
New York, NY 10019
Attention: William Haft, Esq.
Facsimile No.: (212) 506-5160
If to the Company to:
Special Committee
Attention: John Liveris
c/o Oceanfreight Inc.
80 Kifissias Avenue
Amaroussion 15125
Athens Greece
Facsimile No.: +30 210 61 40 284
cc:
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: James Abbott, Esq. / Gary J. Wolfe, Esq.
Facsimile No.: (212) 480-8421
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.
[Signature Page Follows]

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          IN WITNESS WHEREOF, the parties hereto have duly executed this Purchase and Sale Agreement as of the date first above written.

DRYSHIPS INC.
By:	/s/ Pankaj Khanna
	Name:	Pankaj Khanna
	Title:	COO

BASSET HOLDINGS INC.
By:	/s/ Anthony Kandylidis
	Name:	Anthony Kandylidis
Title:

STEEL WHEEL INVESTMENTS LIMITED
By:	/s/ Anthony Kandylidis
	Name:	Anthony Kandylidis
Title:

HAYWOOD FINANCE LIMITED
By:	/s/ Anthony Kandylidis
	Name:	Anthony Kandylidis
Title:

OCEANFREIGHT INC.
By:	/s/ Demetris Nenes
	Name:	Demetris Nenes
	Title:	PRESIDENT — COO

Exhibit 3
Execution Version
AGREEMENT AND PLAN OF MERGER,
dated as of July 26, 2011,
among
DRYSHIPS INC.,
PELICAN STOCKHOLDINGS INC.,
and
OCEANFREIGHT INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of July 26, 2011 (this “Agreement”), among DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Parent”), Pelican Stockholdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and OceanFreight Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”).
RECITALS
     WHEREAS, simultaneously herewith, Parent; Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited (collectively, the “Seller Group”); and the Company are entering into a Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which, subject to the terms and conditions set forth therein, the Seller Group has agreed to sell to Parent, and Parent has agreed to purchase from the Seller Group, no sooner than August 23, 2011 (the “Scheduled Seller Group Share Purchase Date”), a total of 3,000,856 shares of Class A common stock, par value of $0.01 per share, of the Company (the “Company Common Stock”) for consideration per share consisting of (x) $11.25 in cash and (y) a number of shares of Ocean Rig Common Stock (as defined below) owned by Parent equal to the Exchange Ratio (the date on which such purchase is consummated, the “Seller Group Share Purchase Date”);
     WHEREAS, Parent owns 103,125,500, comprising approximately 78%, of the outstanding shares of common stock, par value of $0.01 per share (“Ocean Rig Common Stock”), of Ocean Rig UDW Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Ocean Rig”);
     WHEREAS, each of the board of directors of the Company (the “Company Board”) and a special committee of independent directors established by the Company Board (the “Special Committee”), the board of directors of the Parent (the “Parent Board”) (on its own behalf and as the sole stockholder of Merger Sub) and the board of directors of Merger Sub (the “Merger Sub Board”) has approved the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions provided for in this Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
     SECTION 1.1. Certain Definitions.
          (a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):
          “1933 Act” means the Securities Act of 1933, as amended.

          “1934 Act” means the Securities Exchange Act of 1934, as amended.
          “Acquisition Proposal” means any offer, proposal or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries, assets of the Company and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of the Company for the then most recently completed four quarter period, or 15% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of the Company.
          “Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative).
          “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise.
          “Applicable Law” means, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
          “Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York are authorized or required by Applicable Law to close.

          “Code” means the Internal Revenue Code of 1986, as amended.
          “Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2010, and the footnotes thereto, set forth in the Company 20-F.
          “Company Balance Sheet Date” means December 31, 2010.
          “Company Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of the Company or any of its Subsidiaries has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by the Company or any Subsidiary of the Company.
          “Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.
          “Company Material Adverse Effect” means (i) a material adverse effect on the financial condition, business, assets (including Vessels), liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) other than for purposes of Section 5.3 and Section 5.18(g), the announcement or consummation of the transactions contemplated by this Agreement and the Purchase Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and its Subsidiaries operate, or (ii) any event, circumstance or effect that materially impairs the ability of the Company to perform its obligations under this Agreement or materially delays the consummation of the transactions contemplated by this Agreement.
          “Company 20-F” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, in the form publicly filed by the Company with the SEC prior to the date hereof.
          “Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

          “Environmental Laws” means Applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.
          “Exchange Ratio” means 0.52326.
          “GAAP” means generally accepted accounting principles in the United States.
          “Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self regulatory organization.
          “Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.
          “Indebtedness” means, with respect to any Person, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (iii) commitments of such Person for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of such Person with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing.
          “Knowledge of Parent” or any similar phrase means the knowledge of the following persons: Pankaj Khanna, George Economou and Ziad Nakhleh.
          “Knowledge of the Company” or any similar phrase means the knowledge of the following persons: Antonis Kandylidis, Demetris Nenes and Solon Dracoulis.
          “Law” means any statute, law, ordinance, rule or regulation of any Governmental Authority.
          “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

          “Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands and Greece) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel, is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel’s classification society or the insurer(s) of such Vessel.
          “Material Contracts” means each Contract set forth on, or required to be set forth on, Section 5.16(a) of the Company Disclosure Schedule.
          “Nasdaq” means the NASDAQ Stock Market LLC.
          “Newbuildings” means vessels under construction or newly constructed for the Company or any of its Subsidiaries, other than Owned Vessels.
          “Ocean Rig Balance Sheet” means the consolidated balance sheet of Ocean Rig as of December 31, 2010, and the footnotes thereto, set forth in the Ocean Rig Disclosure Document.
          “Ocean Rig Balance Sheet Date” means December 31, 2010.
          “Ocean Rig Disclosure Document” means the confidential draft disclosure document regarding Ocean Rig.
          “Ocean Rig Material Adverse Effect” means (i) a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Ocean Rig and Ocean Rig’s Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) the announcement or consummation of the transactions contemplated by this Agreement and the Purchase Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect Ocean Rig and Ocean Rig’s Subsidiaries, taken as a whole, relative to other entities operating in the industry in which Ocean Rig and Ocean Rig’s Subsidiaries operate.
          “Ocean Rig Permitted Liens” means (i) Liens disclosed on the Ocean Rig Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Ocean Rig Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, or (iii) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates.

          “Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.
          “Parent Material Adverse Effect” means any event, circumstance or effect that (a) materially impairs the ability of Parent or Merger Sub to perform its obligations under this Agreement, or (b) materially delays the consummation of the transactions contemplated by this Agreement.
          “Per Share Merger Consideration” means cash equal to $11.25 and a number of shares of Ocean Rig Common Stock owned by Parent equal to the Exchange Ratio; provided, however, that, if the Closing shall occur at any time after the Share Condition Waiver Time, the term “Per Share Merger Consideration” shall mean cash equal to $22.50.
          “Permit” means any authorization, approval, consent, easement, variance, exception, accreditation, certificate, license, permit or franchise of or from any Governmental Authority of competent jurisdiction or pursuant to any Law.
          “Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, or (v) other maritime liens, charges and encumbrances incidental to the conduct of the business of each such party, the ownership of any such party’s property and assets and which do not in the aggregate materially detract from the value of each such party’s property or assets or materially impair the use thereof in the operation of its business.
          “Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.
          “Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person.
          “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
          “SEC” means the United States Securities and Exchange Commission.
          “Share Condition Waiver Time” means 5:30 pm New York time on January 26, 2012 so long as at such time all of the conditions to the obligations of the parties set forth in Article X (other than the conditions set forth in Section 10.1(c)) that are required by their terms to be satisfied shall be then satisfied or waived. In the event all of the conditions to the obligations of the parties set forth in Article X (other than the conditions set forth in Section

10.1(c)) that are required by their terms to be satisfied shall not be then satisfied or waived, the “Share Condition Waiver Time” shall be the first time thereafter at which all of the conditions to the obligations of the parties set forth in Article X (other than the conditions set forth in Section 10.1(c)) that are required by their terms to be satisfied shall be satisfied or waived.
          “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.
          “Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
          “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
          “Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.
          “Vessels” means Owned Vessels and Leased Vessels.
          (b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (x) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.
          (c) Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	Section 7.6(a)
Agreement	Preamble
Articles of Merger	Section 2.1(c)
Certificates	Section 3.2(a)
Class B Common Stock	Section 5.4(a)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 5.2(b)
Company Charter Documents	Section 5.1
Company Common Stock	Recitals
Company Disclosure Documents	Section 5.9(a)
Company Rights	Section 5.4(a)
Company SEC Documents	Section 5.7(a)
Company Securities	Section 5.4(d)
Company Stockholder Approval	Section 5.2(a)
Company Stockholders Meeting	Section 9.1(d)
Company Subsidiary Securities	Section 5.5(c)
Confidentiality Agreement	Section 7.4
D&O Insurance	Section 8.3(c)
Effective Time	Section 2.1(c)
Employment-Related Closing Payments	Section 7.8(b)
End Date	Section 11.1(b)
ERISA	Section 5.18(e)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Form F-4	Section 9.1(a)
Indemnified Person	Section 8.3(a)
Interested Party Transaction	Section 5.25
Internal Controls	Section 5.7(e)
Intervening Event	Section 7.6(b)
Leased Vessels	Section 5.15(a)
Material Company Breach	Section 11.1(f)
Material Company Breach of Covenant	Section 11.1(f)
Material Parent Breach	Section 11.1(e)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
MIBCA	Section 2.1(a)

Term	Section
Non-Compete Arrangement	Section 5.16(a)
Notice Period	Section 7.6(b)
Ocean Rig	Recitals
Ocean Rig Common Stock	Recitals
Ocean Rig Preferred Stock	Section 6.7(a)
Ocean Rig SEC Documents	Section 6.9(a)
Ocean Rig Securities	Section 6.7(d)
Ocean Rig Subsidiary Securities	Section 6.8(b)
Owned Vessels	Section 5.15(a)
Parent	Preamble
Parent Board	Recitals
Policies	Section 5.21
Preferred Stock	Section 5.4(a)
Proxy Statement	Section 9.1(a)
Purchase Agreement	Recitals
Real Property Leases	Section 5.14(b)
Rights Plan	Section 5.4(a)
Scheduled Seller Group Share Purchase Date	Recitals
Seller Group	Recitals
Seller Group Share Purchase Date	Recitals
Special Committee	Recitals
Special Committee Recommendation	Section 5.2(b)
Superior Proposal	Section 7.6(d)
Surviving Corporation	Section 2.1(a)
Termination Fee	Section 12.4(b)
ARTICLE II
THE MERGER
     SECTION 2.1. The Merger.
          (a) The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Marshall Islands Business Corporations Act (the “MIBCA”), Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub will cease and the Company will continue its corporate existence under the MIBCA as the surviving corporation in the Merger (the “Surviving Corporation”).
          (b) Closing. Subject to the provisions of Article X, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004 as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the

Company may mutually agree. The date on which the Closing actually takes place is referred to as the “Closing Date”.
          (c) Effective Time. At the Closing, the Company and Merger Sub shall cause to be filed articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Marshall Islands and make all other filings or recordings required by the MIBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Marshall Islands (or at such later time as may be mutually agreed upon by Parent, Merger Sub and the Company and specified in the Articles of Merger in accordance with the MIBCA) (the time the Merger becomes effective, the “Effective Time”).
          (d) Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the MIBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of the Company and Merger Sub shall vest in the Surviving Corporation and all liabilities, obligations and penalties of the Company and Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Surviving Corporation.
          (e) Articles of Incorporation. At the Effective Time, by virtue of the Merger, the articles of incorporation of the Company shall be amended so as to read in its entirety as the articles of incorporation of Merger Sub, until thereafter amended in accordance with such articles of incorporation and Applicable Law.
          (f) By-Laws. The Company Board shall take such action as is necessary so that, at the Effective Time, the bylaws of the Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.
          (g) Directors. The Company Board shall take such action as is necessary so that, at the Effective Time, the directors of Surviving Corporation shall be such persons as shall be designated by Parent prior to the Effective Time.
          (h) Officers. The Company Board shall take such action as is necessary so that, at the Effective Time, the officers of Surviving Corporation shall be such persons as shall be designated by Parent prior to the Effective Time.
ARTICLE III
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES;
EXCHANGE OF CERTIFICATES
     SECTION 3.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Company Common Stock or shares of common stock of Merger Sub:
          (a) Except as otherwise provided in Section 3.1(b) or Section 3.1(c), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the

Company or the holder thereof, be converted into the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration. Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Ocean Rig Common Stock or the shares of Company Common Stock shall have changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split or stock combination then, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split or stock combination.
          (b) Each share of Company Common Stock held by the Company as treasury stock or owned by Parent or Merger Sub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
          (c) Each share of Company Common Stock held by Parent or any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
          (d) Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
     SECTION 3.2. Surrender and Payment.
          (a) Prior to the Effective Time, Parent shall appoint a bank or trust company or similar entity reasonably acceptable to the Company which is authorized to exercise corporate trust or stock powers to act as Exchange Agent in the Merger (the “Exchange Agent”) for the purpose of exchanging for the Per Share Merger Consideration certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”). Parent shall deliver to the Exchange Agent for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this Article III the appropriate amount of cash and certificates representing the appropriate number of shares of Ocean Rig Common Stock, if any, payable pursuant to Section 3.1 hereof (such cash and shares of Ocean Rig Common Stock, if any, the “Exchange Fund”), in exchange for outstanding shares of Company Common Stock.
          (b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of Certificates whose shares of Company Common Stock were converted into the right to receive the Per Share Merger Consideration, pursuant to Section 3.1 hereof: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the certificates shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the cash consideration to which such holder may be entitled and a certificate representing that number of whole shares of Ocean Rig Common Stock, if any, and the Certificate so surrendered shall forthwith be canceled. If any portion of the Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right of the holder thereof to receive upon such surrender cash and the Per Share Merger Consideration to which such holder is entitled as contemplated by this Section 3.2.
          (c) No dividends or other distributions declared or made after the Effective Time with respect to shares of Ocean Rig Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Ocean Rig Common Stock represented thereby, if any, and no cash payment shall be paid to any such holder, until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of Applicable Laws, following surrender of any such Certificate there shall be paid to the record holder of the Certificates representing whole shares of Ocean Rig Common Stock delivered in exchange therefore without interest (i) the amount of cash payable hereunder in respect of the shares of Company Common Stock represented by such Certificate and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Ocean Rig Common Stock, and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to the surrender and a payment date subsequent to surrender payable with respect to such whole shares of Ocean Rig Common Stock.
          (d) All cash and shares of Ocean Rig Common Stock delivered upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Company Common Stock.
          (e) No fractions of a share of Ocean Rig Common Stock shall be paid in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fraction of a share of Ocean Rig Common Stock shall upon surrender of his or her Certificate or Certificates be entitled to receive an amount of cash (without interest) determined by multiplying $21.50 by the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of delivering fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the delivery of fractional shares of Ocean Rig Common Stock.

          (f) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Per Share Merger Consideration provided for, and in accordance with the procedures set forth in, this Article III, except as otherwise required by Applicable Law.
          (g) Any portion of the cash or shares of Ocean Rig Common Stock comprising the Exchange Fund made available to the Exchange Agent pursuant to Section 3.2(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Common Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such shares of Company Common Stock for the Per Share Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent for payment of the Per Share Merger Consideration in respect of such shares of Company Common Stock without any interest thereon.
          (h) Neither Parent nor the Company shall be liable to any holder of shares of Company Common Stock for cash or shares of Ocean Rig Common Stock (including dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to and as required by any applicable abandoned property, escheat or similar law.
          (i) The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.
     SECTION 3.3. [Intentionally Omitted]
     SECTION 3.4. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.
     SECTION 3.5. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to the Surviving Corporation) and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it or the Exchange Agent, as the case may be, with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article III.

ARTICLE IV
[INTENTIONALLY OMITTED]
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in reasonable detail in the Company Disclosure Schedule or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by the Company and publicly available on or after January 1, 2010 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents), the Company represents and warrants to Parent and Merger Sub that:
     SECTION 5.1. Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company (the “Company Charter Documents”) as currently in effect.
     SECTION 5.2. Authorization.
          (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the transactions contemplated hereby (the “Company Stockholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.
          (b) At a meeting duly called and held, the Special Committee has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders (other than Parent, Merger Sub, and the Seller Group), (ii) unanimously approved, adopted and declared advisable this Agreement and the Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger, (iii) unanimously recommended that the adoption of this Agreement be submitted to the Company Stockholder Meeting to consummate the Merger under the MIBCA, and (iv) unanimously adopted the recommendation by the Special Committee for approval and adoption of this Agreement by the stockholders of the Company (such recommendation, the “Special Committee Recommendation”) (subject to Section 7.6(b)), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement. At a meeting duly called and held, the Company Board has (i) unanimously determined that this Agreement and the Purchase Agreement and the transactions contemplated hereby and thereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders (other than Parent, Merger Sub, and the Seller Group), (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) unanimously directed that the adoption of this Agreement be submitted to the Company Stockholder Meeting, to consummate the Merger under the MIBCA, and (iv) unanimously adopted the recommendation by the Company Board for approval and adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”) (subject to Section 7.6(b)), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.
          (c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of Nasdaq, and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     SECTION 5.3. Noncontravention. Except as set forth in Section 5.3 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the Purchase Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 5.2(c), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(c), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of the Company or any of its Subsidiaries under any provision of any agreement or other Contract binding upon the Company or any of its Subsidiaries or any Governmental Authorization of the Company or any of its Subsidiaries, (iv) result in the loss of, or creation or imposition of any Lien on, any asset of the Company or any of its Subsidiaries, or (v) result in a violation or breach of, conflict with, constitute a default under or otherwise violate any Material Contract, except in the case of clauses (ii) through (v) to the extent that any such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     SECTION 5.4. Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 333,333,333 shares of Company Common Stock, (ii) 10,000,000 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), a portion of which the Company has reserved for issuance upon the exercise of rights distributed to the holders of Company Common Stock pursuant to the Second Amended and Restated Stockholder Rights Agreement, dated as of April 8, 2011, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Plan”) (the rights issued to the holders of Company Common Stock pursuant to the Rights Plan are referred to as the “Company Rights”). As of the date of this Agreement, (i) 5,946,182 shares of Company Common Stock (including 3,334 shares of restricted Company Common Stock) are issued and outstanding, and (ii) no shares of Company Common Stock are held in the treasury of the Company. No shares of Class B Common Stock or Preferred Stock are issued and outstanding. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and fully paid and nonassessable, and are free of preemptive or similar rights under any provision of the MIBCA and the Company Charter Documents or any agreement to which the Company is a party or otherwise bound.
          (b) [Intentionally Omitted]
          (c) There is no outstanding Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote.
          (d) Except as set forth in this Section 5.4, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company and its Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Company Common Stock or other Company Securities. Except as may be required by applicable securities laws and regulations, the Company and its Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Company Common Stock or other Company Securities.
          (e) Except as set forth in this Section 5.4, none of (i) the shares of Company Common Stock, or (ii) any Company Securities is owned by any Subsidiary of the Company.
     SECTION 5.5. Subsidiaries.
          (a) Section 5.5(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock or other ownership interest of each such Subsidiary and the name of each holder thereof.
          (b) Each Subsidiary of the Company has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary of the Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of the Company, are owned by the Company directly or indirectly, free and clear of any Liens (other than Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of the Company, being referred to collectively as the “Company Subsidiary Securities”). Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for the Subsidiaries of the Company. There are no outstanding obligations of the

Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. The Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company.
     SECTION 5.6. Indebtedness. As of the date of this Agreement, outstanding Indebtedness of the Company and each of its Subsidiaries is set forth in Section 5.6 of the Company Disclosure Schedule.
     SECTION 5.7. SEC Filings and the Sarbanes-Oxley Act.
          (a) The Company has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2008 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Company.
          (b) As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.
          (c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
          (d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Company has made available to Parent copies of all comment letters received by the Company from the SEC prior to the date of this Agreement relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

          (e) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company established and maintains a system (“Internal Controls”) of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made in accordance with management’s general or specific authorizations, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the 1934 Act with respect to such reports. The management of the Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company’s Internal Controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. True and correct copies of any such disclosures made in writing (and the substance of all such disclosures made orally) have been made available to Parent.
          (f) Except as set forth in Section 5.7(f) of the Company Disclosure Schedule, since January 1, 2008, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.
          (g) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are complete and correct.
     SECTION 5.8. Financial Statements.
          (a) The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods.
          (b) The unaudited consolidated interim financial information (including the related schedules) included or incorporated by reference in the Company SEC Documents complied, and unaudited consolidated interim financial information (including the related schedules) included or incorporated by reference in the Company SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments, the effect of which will not be materially adverse and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.
     SECTION 5.9. Disclosure Documents.
          (a) Each document required to be filed by the Company with the SEC or distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Proxy Statement (defined below), to be filed with the SEC or distributed or otherwise disseminated to the Company stockholders in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the requirements of Applicable Law, including the 1934 Act, to the extent applicable.
          (b) (i) The Proxy Statement, as supplemented or amended, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) any Company Disclosure Document (other than the Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (c) The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use in the Form F-4 (as defined below), at the time of the filing of the Form F-4 or any amendment or supplement thereto, at the time of any distribution or dissemination of the Form F-4 and at the time that the Form F-4 is declared effective, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.9 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents based upon information supplied by Parent or Merger Sub or any of their Representatives specifically for use or incorporation by reference therein.
     SECTION 5.10. Taxes.
          (a) All material Tax Returns required by applicable Law to have been filed by the Company and each of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.
          (b) There is no audit or other proceeding pending against or with respect to the Company or any of its Subsidiaries, with respect to any material amount of Tax. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
          (c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.
          (d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.
          (e) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.
          (f) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its Subsidiaries are the only members).
          (g) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
          (h) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
          (i) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

          (j) Neither the Company nor any of its Subsidiaries has, or since January 1, 2007 has had, a permanent establishment in any country other than the country of its organization.
          (k) The Company and its Subsidiaries have complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.
          (l) Each of the Company and its Subsidiaries is, and has been for the last five (5) years, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code.
          (m) No written claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
     SECTION 5.11. Compliance with Laws; Orders; Permits.
          (a) The Company and each of its Subsidiaries is, and has been, in compliance with all Laws, Orders and Permits to which the Company or such Subsidiary, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Permit has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     SECTION 5.12. Absence of Certain Changes; No Undisclosed Liabilities.
          (a) Since the Company Balance Sheet Date, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and there has not been any change, event, circumstance, occurrence state of facts, development or effect that has had, or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Other than as expressly required by this Agreement or the Purchase Agreement, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries or event that had such action or event occurred after the date of this Agreement without Parent’s consent, would constitute a breach of Section 7.1.
          (c) There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date and which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (iii) liabilities incurred in connection with the transactions contemplated hereby, and (iv) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, nor do the Company or any of its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.
     SECTION 5.13. Tangible Personal Assets. The Company and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of the Company or any Subsidiary to conduct its business as currently conducted.
     SECTION 5.14. Real Property.
          (a) Owned Real Property. Neither the Company nor any of its Subsidiaries owns any real property.
          (b) Leased Real Property. All leases under which the Company or any of its Subsidiaries is either lessor or lessee (collectively, the “Real Property Leases”) are valid and binding Contracts of the Company or one of its Subsidiaries, and are in full force and effect (except for those that have terminated or will terminate by their own terms), in each case, except where such failure to be valid, binding or in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries, nor any other party thereto, is in violation or breach of or default (or with notice or lapse of time, or both, would be in violation or breach of or default) under the terms of any such Contract, in each case, except where such default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     SECTION 5.15. Vessels; Maritime Matters.
          (a) Section 5.15(a) of the Company Disclosure Schedule contains a list of all vessels owned by the Company or any of its Subsidiaries (the “Owned Vessels”) or chartered-in by the Company or any of its Subsidiaries pursuant to charter arrangements (the “Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel. Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel’s flag state, except where such failure to be qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of the Company, (i) no event has occurred and no condition exists that would cause such Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.
          (c) With respect to each of the Owned Vessels, either the Company or one of its Subsidiaries, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens. Prior to the date of this Agreement, the Company has delivered and made available to the Company accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.
     SECTION 5.16. Contracts.
          (a) Section 5.16(a) of the Company Disclosure Schedule lists the following Contracts to which the Company or any of its Subsidiaries is a party:
               (i) each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which the Company or any of its Subsidiaries is a party to or bound;
               (ii) each Contract not contemplated by this Agreement that materially limits the ability of the Company or any of its Subsidiaries or Affiliates to engage or compete in any manner (each such Contract, a “Non-Compete Arrangement”);
               (iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to the Company or any of its Subsidiaries;
               (iv) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or agreement providing for indebtedness in excess of $100,000;
               (v) each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;

               (vi) each Contract that relates to the acquisition or disposition of, directly or indirectly (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any of its Subsidiaries after the date of this Agreement of assets or any business for consideration with a fair market value in excess of $100,000;
               (vii) any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of stock, sale of assets or otherwise), by the Company or any of its Subsidiaries prior to the date of this Agreement that include provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;
               (viii) each ship-sales, memorandum of agreement or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by the Company (other than Owned Vessels) and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, refund guarantees and future charters;
               (ix) each operating agreement, management agreement, crewing agreement, Contract of affreightment or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel;
               (x) each Contract, including any option, with respect to the purchase or sale of any vessel;
               (xi) any Contract with a Third Party for the charter of any Vessel;
               (xii) each Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;
               (xiii) each voting agreement or registration rights agreement;
               (xiv) each management service, consulting, financial advisory or other similar type Contract with any investment or commercial bank;
               (xv) each Contract that would or would reasonably be expected to prevent or materially delay or impede the transactions contemplated by this Agreement, including the consummation of the transactions described in the Purchase Agreement or the Merger;
               (xvi) each collective bargaining agreement or other Contract with a labor union to which the Company or any of its Subsidiaries is a party or otherwise bound;
               (xvii) each Contract pursuant to which the Company or any of its Subsidiaries spent or received, in the aggregate, more than $100,000 during the 12 months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $100,000 during the 12 months immediately after the date hereof;

               (xviii) each Contract that provides for indemnification by the Company or any of its Subsidiaries to any Person other than a Contract entered into in the ordinary course of business or that is not material to the Company;
               (xix) each Contract to which the Company or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring the Company or its Affiliates (including, after the Seller Group Share Purchase Date, Parent or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;
               (xx) each Contract that includes a guarantee of obligations of any other Person that is not the Company or any of its Subsidiaries;
               (xxi) each engagement and retention agreement between the Company or any of its Subsidiaries and any investment bank or financial advisor currently in effect;
               (xxii) each Contract under which the execution or delivery of this Agreement or the Purchase Agreement or the consummation of the transactions contemplated hereby or thereby would result in a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation thereunder or the loss of any benefit of the Company or any of its Subsidiaries thereunder under; and
               (xxiii) each Contract involving a standstill or similar obligation of the Company or any of its Subsidiaries.
          (b) The Company has heretofore made available to Parent true and complete copies of the Material Contracts. Except for breaches, violations or defaults which would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Contracts is valid, binding, enforceable and in full force and effect and neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.
     SECTION 5.17. Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that (a) challenges or seeks to enjoin, alter, prevent or materially delay the transactions contemplated by this Agreement, or (b) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No officer or director of the Company or any of its Subsidiaries is a defendant in any Action commenced by any stockholder of the Company or any of its Subsidiaries with respect to the performance of his duties as an officer or a director of the Company or any such Subsidiary under any Applicable Law. There is no material unsatisfied judgment, penalty or award against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any Orders that have had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     SECTION 5.18. Employee Benefits.
          (a) Section 5.18(a) of the Company Disclosure Schedule includes a list of all Company Benefit Plans. The Company has delivered or made available to Parent copies of each Company Benefit Plan or, in the case of any unwritten Company Benefit Plans, a summary thereof.
          (b) Section 5.18(b) of the Company Disclosure Schedule includes a list of all employees of the Company and its Subsidiaries and independent contractors who perform substantially all of their personal services for the Company and its Subsidiaries pursuant to agreements to which the Company and its Subsidiary are parties and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.
          (c) Each Company Benefit Plan has been administered in accordance with its terms and is in compliance with all Applicable Laws, except for instances that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
          (d) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Company Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of the Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all benefits, contributions and premiums relating to each Company Benefit Plan have been timely paid or made in accordance with the terms of such Company Benefit Plan and the terms of all Applicable Laws and any related agreement.
          (e) None of the Company nor any of its Subsidiaries has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is covered by ERISA.
          (f) None of the Company nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of the Company and its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
          (g) Except as set forth in Section 5.18(g) of the Company Disclosure Schedule the execution of, and performance of the transactions contemplated in, this Agreement and the Purchase Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Benefit Plan or related trust or related loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or consultant or trigger the right of any employee to terminate any employment relationship with the Company and its Subsidiaries, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company, or any of its Subsidiaries to amend or terminate any Company Benefit Plan.
     SECTION 5.19. Labor and Employment Matters. The Company and all of its Subsidiaries have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no material pending, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. There has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down within the past three years in respect of the Company or any of its Subsidiaries, except where such strike, dispute, work stoppage, request, picket or work slow-down has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of the Company there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of the Company or any of its Subsidiaries.
     SECTION 5.20. Environmental. Except for any matter that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries is in compliance with all Environmental Laws, (b) the Company and each of its Subsidiaries possesses and is in compliance with all Permits required under Environmental Law for the conduct of their respective operations, and (c) there are no actions pending against the Company or any of its Subsidiaries alleging a violation of any Environmental Law.
     SECTION 5.21. Insurance. The Company and its Subsidiaries maintain (i) insurance policies and fidelity bonds covering the Company, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Neither the Company nor any of its Subsidiaries is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice that any Policy has been cancelled. There are no material claims individually or in the aggregate by the Company or any of its Subsidiaries pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
     SECTION 5.22. Opinion of Financial Advisor. The Special Committee has received the written opinion of Fearnley, financial advisor to the Special Committee, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration to be paid pursuant to the Merger is fair to the Company’s stockholders (other than Parent, Merger Sub and the Seller Group) from a financial point of view. The Company has made available to Parent a true and complete copy of such opinion and any engagement or retention agreement (and any amendments, supplements or side letters thereto) between Fearnley and the Company as in effect as of the date hereof.
     SECTION 5.23. Fees.
          (a) Except as set forth in Section 5.23(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability to pay any fees or commissions to any broker, finder or agent with respect to this Agreement or the transactions contemplated hereby. The Company has furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
          (b) Section 5.23(b) of the Company Disclosure Schedule sets forth the Company’s good faith estimate of the maximum amount of fees and commissions (but not out-of-pocket expenses or disbursements) for which the Company or any of its Subsidiaries will be liable in connection with the Agreement or the transactions contemplated hereby to any accountant, broker, financial advisor, consultant or legal counsel retained by the Company or any of its Subsidiaries.
     SECTION 5.24. Takeover Statutes; Rights Plan.
          (a) The Company has taken all action required to be taken by it in order to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the Purchase Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority or contained in the Company’s articles of incorporation.
          (b) The Company has taken all action, if any, necessary or appropriate so that the execution of this Agreement and the Purchase Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not result in the distribution of the Company Rights under the Rights Plan or the ability of any Person to exercise any Company Rights under the Rights Plan.
     SECTION 5.25. Interested Party Transactions. Except as set forth in Section 5.25 of the Company Disclosure Schedule, (a) there are no Contracts or arrangements between the Company or any of its Subsidiaries, on the one hand, and any current or former officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owners of

3% or more of the outstanding shares of Company Common Stock or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, an “Interested Party Transaction”), and (b) neither any Affiliate of the Company nor any of its Subsidiaries possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, except as disclosed in any report, schedule, form or document filed with, or furnished to, the SEC in respect of the Company pursuant to Rule 13d-1 of the 1934 Act by reporting persons any Person that is the beneficial owner of more than 5% of Company Common Stock. Since December 31, 2010, no event has occurred that would be required to be reported by the Company under Item 404 of Regulation S-K promulgated by the SEC which has not been so reported.
     SECTION 5.26. Certain Business Practices. Neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company), any director, officer, agent or employee of the Company or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of the Company or any of its Subsidiaries, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of the Company or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption laws, or (c) made any other unlawful payment.
     SECTION 5.27. No Existing Discussions. As of the date hereof, neither the Company nor any of its Subsidiaries is engaged, directly or indirectly, in any discussions or negotiations with any party other than Parent with respect to an Acquisition Proposal.
     SECTION 5.28. No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except in the case of fraud or willful misconduct, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as set forth in the Ocean Rig Disclosure Document, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by Parent and publicly available on or after January 1, 2010 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:
     SECTION 6.1. Organization, Qualification and Corporate Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each of Parent and Merger Sub has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
     SECTION 6.2. Authorization.
          (a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action of Parent and Merger Sub. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms.
          (b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other state or federal securities laws and the rules and regulations of any national securities exchange which are applicable to Parent, Merger Sub or Ocean Rig, and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
          (c) The preparation and filing by Ocean Rig of the Form F-4 is within the corporate powers of Ocean Rig and has been or will be duly authorized by all necessary corporate action of Ocean Rig.
     SECTION 6.3. Noncontravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of Parent, Merger Sub or Ocean Rig, (ii) assuming compliance with the matters referred to in Section 6.2(b), contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with matters referred to in Section 6.2(b), require any consent or other action by any Person, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent, Merger Sub or Ocean Rig under any provision of any agreement or other instrument binding Parent, Merger Sub or Ocean Rig or any Governmental Authorization of Parent, Merger Sub or Ocean Rig, or (iv) result in the loss of, or creation or imposition of any Lien on any asset of the Parent, Merger Sub or Ocean Rig with only such exceptions in the case of clauses (ii) through (iv) as would not reasonably be expected to have, individually or in the aggregate a Parent Material Adverse Effect or an Ocean Rig Material Adverse Effect.
     SECTION 6.4. Disclosure Documents.
          (a) The information with respect to Parent, Ocean Rig and any of its Subsidiaries that Parent supplies to the Company specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.
          (b) The Form F-4, when filed, will comply as to form in all material respects with the applicable requirements of the 1933 Act and, at the time of such filing or the filing of any amendment or supplement thereto and at the time of such distribution or dissemination, will not contain any untrue material misstatement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 6.4 will not apply to statements or omissions included or incorporated by reference in the Form F-4 based upon information supplied to Parent, Merger Sub or Ocean Rig by the Company or any of its Representatives specifically for use or incorporation by reference therein.
     SECTION 6.5. Fees. Except for Evercore Group L.L.C., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
     SECTION 6.6. Organization, Qualification and Corporate Power of Ocean Rig. Ocean Rig is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Ocean Rig is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the articles of incorporation and bylaws of Ocean Rig.
     SECTION 6.7. Capitalization of Ocean Rig.
          (a) The authorized capital stock of Ocean Rig consists of (i) 1,000,000,000 shares of Ocean Rig Common Stock and (ii) 500,000,000 shares of preferred stock, par value $0.01 per share (“Ocean Rig Preferred Stock”). As of the date of this Agreement, (i) 131,696,928 shares of Ocean Rig Common Stock are issued and outstanding, and (ii) no shares of Ocean Rig Common Stock are held in the treasury of Ocean Rig. As of the date hereof, no shares of Ocean Rig Preferred Stock are issued and outstanding. All outstanding shares of capital stock of Ocean Rig have been duly authorized and validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the MIBCA and the articles of incorporation or bylaws of Ocean Rig or any agreement to which Ocean Rig is a party or otherwise bound.
          (b) [Intentionally Omitted]
          (c) As of the date hereof, there is no outstanding Indebtedness of Ocean Rig or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Ocean Rig may vote.
          (d) Except as set forth in this Section 6.7, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Ocean Rig, (ii) securities of Ocean Rig or any of Ocean Rig’s Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Ocean Rig, (iii) warrants, calls, options or other rights to acquire from Ocean Rig or any of Ocean Rig’s Subsidiaries, or other obligation of Ocean Rig or any of Ocean Rig’s Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Ocean Rig, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of Ocean Rig (the items in clauses (i) through (iv) being referred to collectively as the “Ocean Rig Securities”). There are no outstanding obligations of Ocean Rig or any of Ocean Rig’s Subsidiaries to repurchase, redeem or otherwise acquire any of the Ocean Rig Securities. Ocean Rig and Ocean Rig’s Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Ocean Rig Common Stock or other Ocean Rig Securities. Except as may be required by applicable securities laws and regulations, as of the date hereof, Ocean Rig and Ocean Rig’s Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Ocean Rig Common Stock or other Ocean Rig Securities.
     SECTION 6.8. Subsidiaries.
          (a) Each Subsidiary of Ocean Rig has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not be reasonably expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect. Each such Subsidiary of Ocean Rig is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.
          (b) As of the date hereof, all of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Ocean Rig, is owned by Ocean Rig directly or indirectly, free and clear of any Liens (other than Ocean Rig Permitted Liens). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of Ocean Rig or any of Ocean Rig’s Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Ocean Rig Subsidiary, (ii) warrants, calls, options or other rights to acquire from Ocean Rig or any of Ocean Rig’s Subsidiaries, or other obligations of Ocean Rig or any of Ocean Rig’s Subsidiaries, or other obligations of Ocean Rig or any of Ocean Rig’s Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Ocean Rig, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Ocean Rig (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Ocean Rig, being referred to collectively as the “Ocean Rig Subsidiary Securities”). As of the date hereof, there are no outstanding obligations of Ocean Rig or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Ocean Rig Securities.
     SECTION 6.9. Ocean Rig SEC Filings.
          (a) Ocean Rig will file with or furnish to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by it from and after the date hereof (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and the Ocean Rig Disclosure Document (including all amendments thereto), the “Ocean Rig SEC Documents”), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on Ocean Rig.
          (b) As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Ocean Rig SEC Document complied, and each Ocean Rig SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.
          (c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Ocean Rig SEC Document filed pursuant to the 1934 Act did not, and each Ocean Rig SEC Document filed pursuant to the 1934 Act subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Ocean Rig has not been subject to the periodic reporting requirements of the 1934 Act prior to the date hereof.
          (d) Each Ocean Rig SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. To the Knowledge of Parent, as of the date of this Agreement, none of the Ocean Rig SEC Documents is the subject of ongoing SEC review or investigation.
          (e) Each of the principal executive officer and principal financial officer of Ocean Rig (or each former principal executive officer and principal financial officer of Ocean Rig, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are complete and correct.
     SECTION 6.10. Financial Statements.
          (a) The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Ocean Rig SEC Documents complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Ocean Rig SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Ocean Rig and its Subsidiaries as of the indicated dates and for the indicated periods.
          (b) The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Ocean Rig SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Ocean Rig SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments, the effect of which will not be materially adverse (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.
     SECTION 6.11. Compliance with Laws; Orders; Permits.
          (a) Ocean Rig and each of its Subsidiaries is in compliance with all Laws, Orders and Permits to which Ocean Rig or such Subsidiary, or other material assets, is subject (including Maritime Guidelines), except where such failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.
          (b) Ocean Rig and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Permit has not had or would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.
     SECTION 6.12. Absence of Certain Changes; No Undisclosed Liabilities.
          (a) Since the Ocean Rig Balance Sheet Date, Ocean Rig and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and there has not been any change, event, circumstance, occurrence state of facts, development or effect that has had, or is reasonably likely to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.
          (b) There are no liabilities of Ocean Rig or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Ocean Rig Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Ocean Rig Balance Sheet Date and which are not, individually or in the aggregate, material to Ocean Rig and its Subsidiaries, taken as a whole, (iii) liabilities incurred in connection with the transactions contemplated hereby, and (iv) liabilities that would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect. Ocean Rig is not a party to, nor does Ocean Rig have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Ocean Rig on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Ocean Rig in the Ocean Rig SEC Documents.
     SECTION 6.13. Contracts. Except for breaches, violations or defaults which would not be reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect, (i) each of Ocean Rig’s material contracts is valid, binding, enforceable and in full force and effect and neither Ocean Rig, nor to the Knowledge of Parent any other party to a material contract has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such material contract, and (ii) Ocean Rig has not received notice that it has breached, violated or defaulted under any material contract.
     SECTION 6.14. Tangible Personal Assets. Ocean Rig and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than Ocean Rig Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of Ocean Rig or any of its Subsidiaries to conduct its business as currently conducted.
     SECTION 6.15. Labor and Employment Matters. Ocean Rig has complied with all labor and employment Laws, including all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect.
     SECTION 6.16. Environmental. Except for any matter that would not reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect, (a) Ocean Rig is in compliance with all Environmental Laws, (b) Ocean Rig possesses and is compliance with all Permits required under Environmental Law for the conduct of its operations, and (c) there are no actions pending against Ocean Rig alleging a violation of any Environmental Law.
     SECTION 6.17. Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Ocean Rig or any of its Subsidiaries that (a) challenges or seeks to enjoin, alter, prevent or materially delay the transactions contemplated by this Agreement, or (b) has had or would reasonably be expected to have, individually or in the aggregate, an Ocean Rig Material Adverse Effect. No officer or director of Ocean Rig or any of its Subsidiaries is a defendant in any Action commenced by any stockholder of Ocean Rig or any of Ocean Rig’s Subsidiaries with respect to the performance of his duties as an officer or a director of Ocean Rig or any such

Subsidiary under any Applicable Law. There is no material unsatisfied judgment, penalty or award against Ocean Rig or any of Ocean Rig’s Subsidiaries. Neither Ocean Rig nor any of its Subsidiaries is subject to any Orders that have had or would, individually or in the aggregate, reasonably be expected to have an Ocean Rig Material Adverse Effect.
     SECTION 6.18. No Other Representations or Warranties. Except for the representations and warranties contained in this Article VI, the Company acknowledges that neither Parent nor Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent, Ocean Rig or any of their respective Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement. Except in the case of fraud or willful misconduct, neither Parent nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.
ARTICLE VII
CONDUCT OF BUSINESS PENDING THE MERGER
     SECTION 7.1. Operation of the Company’s Business.
          (a) Except (A) as set forth in Section 7.1(a) of the Company Disclosure Schedule, (B) as expressly required by this Agreement or permitted pursuant to Section 7.6 of this Agreement, or (C) with the prior written consent of Parent, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that the Company shall not be obligated to increase the compensation of, or make any other payments to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.
          (b) Without limiting the generality of Section 7.1(a), except (A) as set forth in Section 7.1(b) of the Company Disclosure Schedule, (B) as expressly required by this Agreement or permitted pursuant to Section 7.6 of this Agreement, or (C) with the prior written consent of Parent, from the date hereof until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to, do any of the following:
               (i) amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);
               (ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any shares of

Company Common Stock, other Company Securities or Company Subsidiary Securities, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities (D) purchase, redeem or otherwise acquire any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, or (E) take any action that would result in any amendment, modification or change of any term of, or material default under, any Indebtedness of the Company or any of its Subsidiaries;
               (iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any shares of Company Common Stock, shares of Class B Common Stock, shares of Preferred Stock, other Company Securities or Company Subsidiary Securities, or (B) amend any term of any Company Securities or any Company Subsidiary Securities (in each case, whether by merger, consolidation or otherwise);
               (iv) incur more than $50,000 of capital expenditures, in the aggregate;
               (v) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $50,000 individually or $100,000 in the aggregate;
               (vi) enter into or materially amend, modify, extend or terminate any Material Contact or any Interested Party Transaction;
               (vii) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens incurred in the ordinary course of business consistent with past practice;
               (viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;
               (ix) (A) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee of the Company or any of its Subsidiaries any severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such Person to the extent required under Applicable Law or existing Company Benefit Plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments as required under Applicable Law

(subject to approval of Parent, not to be unreasonably withheld) or pursuant to the terms of such plan;
               (x) except as required by GAAP or Regulation S-X under the 1934 Act, make any change in any method of accounting principles, method or practices;
               (xi) (A) incur or issue any Indebtedness, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any of its Subsidiaries;
               (xii) change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by the Company or any of its Subsidiaries, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the transactions contemplated hereby;
               (xiii) institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority;
               (xiv) disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;
               (xv) waive, release or assign any claims or rights having a value of $50,000 individually or $100,000 in the aggregate;
               (xvi) fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;
               (xvii) knowingly or intentionally take, or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger set forth in Article X not being satisfied, or would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company to consummate the Merger in accordance with the terms hereof or materially delay such consummation;

               (xviii) take any action which would, directly or indirectly, restrict or impair the ability of Parent or Merger Sub to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Company acquired or controlled or to be acquired or controlled by Parent or Merger Sub;
               (xix) directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any Vessel or enter into any contract for the sale or disposal of any Vessel, (C) enter into any contract for the bareboat or time charter-out of any Vessel (including any Vessel owned or chartered-in by the Company or any of its Subsidiaries), (D) defer scheduled maintenance of any Vessel, (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Vessels, provided that the Company will not, and will cause its Subsidiaries not to enter into any contract for the drydocking or repair of any Vessel where the estimated cost thereof is in excess of $100,000 unless, in the case of this clause (E), such work cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Vessel, or
               (xx) except as permitted in Section 7.4, authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xix) of this Section 7.1.
     SECTION 7.2. Operation of Ocean Rig’s Business. Except (A) as expressly required by this Agreement, or (B) with the prior written consent of the Company, from the date hereof until the Effective Time, Parent shall cause Ocean Rig and each of Ocean Rig’s Subsidiaries to, carry on its business in the ordinary course and to use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that Parent shall not be obligated to cause Ocean Rig or Ocean Rig’s Subsidiaries to increase the compensation of, or make any other payments to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship. Parent shall not knowingly or intentionally take or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger set forth in Article X not being satisfied, or that would materially impair the ability of Parent to consummate the Merger in accordance with the terms hereof (including disposition of such quantity of Ocean Rig Common Stock as would result in their having insufficient shares to consummate the transaction contemplated hereby) or materially delay such consummation.
     SECTION 7.3. [Intentionally Omitted]
     SECTION 7.4. Access to Information. After the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of June 28, 2011 between the Company and Parent (the “Confidentiality Agreement”), the Company and Parent shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company, the Subsidiaries, Parent, Merger Sub and Ocean Rig, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company, the Subsidiaries, Parent, Merger Sub and Ocean Rig, as applicable, to cooperate with Parent and the Company in the matters described in clauses (i) and (ii) above.
     SECTION 7.5. Notice of Developments. The Company will give prompt written notice to the Parent of any event that has had or would reasonably be expected to give rise to, individually or in the aggregate, a Company Material Adverse Effect. The delivery of any notice pursuant to this Section 7.5 will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.
     SECTION 7.6. No Solicitation.
          (a) General Prohibitions. Subject to Section 7.6(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 11.1 and the Effective Time, the Company and its Subsidiaries shall not (and the Company shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to make, withdraw, or modify or amend in a manner adverse to Parent the Special Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom the Company is permitted to provide information in accordance with Section 7.6(b)(i)), (vi) approve any transaction under Article K of the Company’s articles of incorporation; or (vii) redeem the Company Rights, amend or modify or terminate the Rights Plan or exempt any Person from, or approve any transaction under, the Rights Plan. The Company and its Subsidiaries shall (and the Company shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal or efforts to obtain an Acquisition Proposal and require the destruction or return of all non-public materials, documents and information concerning the Company and its Subsidiaries provided to any such Third Party or its Representatives or financing sources. Any failure of any Representative of the Company or any of its Subsidiaries to comply with this Section 7.6 shall constitute a breach by the Company of this Section 7.6, regardless of whether the Company used its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives to comply with this Section 7.6.

          (b) Exceptions.
               (i) Prior to (but not at any time after) the Scheduled Seller Group Purchase Date, the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 7.6(a), and (y) the Special Committee reasonably believes in good faith, after consulting with its outside legal and financial advisors, would reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement and containing additional provisions that expressly permit the Company to comply with the terms of this Section 7.6 if, in the case of either clause (A) or (B), the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law and the Company shall have provided Parent and Merger Sub two (2) Business Days notice of its intention to take any action discussed in clause (A) or (B); provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.
               (ii) At any time prior to obtaining the Company Stockholder Approval, in response to a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Special Committee or the Company Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an “Intervening Event”), if the Special Committee or the Company Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Intervening Event, the failure of the Special Committee or the Company Board, as applicable, to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the Special Committee or the Company Board, as applicable, may make an Adverse Recommendation Change; provided, however, that the Company shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 7.6(b)(ii) unless the Company has (A) provided to Parent at least five (5) Business Days’ prior written notice advising Parent that the Special Committee or the Company Board intends to take such action and specifying the facts underlying the Special Committee or the Company Board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such five (5) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.
               (iii) Prior to (but not at any time from or after) the Scheduled Seller Group Share Purchase Date, the Company may, following receipt of and on account of a

Superior Proposal, terminate this Agreement to enter into a definitive agreement with respect to, a Superior Proposal in accordance with Section 11.1, or make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 7.6 and the Special Committee reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the Special Committee to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the Company shall not be entitled to terminate this Agreement or effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Company promptly notifies Parent, in writing, at least five (5) Business Days (the “Notice Period”) before making an Adverse Recommendation Change or terminating this Agreement to enter into (or causing a Subsidiary to enter into) a definitive agreement with respect to a Superior Proposal, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Special Committee has determined to be a Superior Proposal and that the Special Committee intends to make an Adverse Recommendation Change and/or the Company intends to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; (B) the Company attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested by Parent, the Company has, and has directed its Representatives to, engaged in negotiations with Parent in good faith to amend this Agreement or increase the Per Share Merger Consideration in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Special Committee shall have determined in good faith, taking into account any changes to this Agreement or increase to the Per Share Merger Consideration made or proposed in writing by Parent and Merger Sub, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Company and a new Notice Period, and no such termination of this Agreement by the Company or Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.
In addition, nothing contained herein shall prevent the Special Committee or the Company Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.6; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Special Committee and the Company Board reaffirms the Company Board Recommendation in such statement or in connection with such action, or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).
          (c) Required Notices. The Company and the Company Board shall not take any of the actions referred to in Section 7.6(b) unless the Company shall have first complied with the applicable requirements of this Section 7.6(c). The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such Acquisition Proposal and its proposed financing sources, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has informed the Company that it is considering making, or has made, an Acquisition Proposal.
          (d) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “100%”) that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the Special Committee determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably capable of being fully financed, (ii) the Special Committee determines in good faith by a majority vote, after considering the advice of its outside counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the Acquisition Proposal, and (iii) the Special Committee determines in good faith by a majority vote, after considering the advice of its financial advisor of nationally recognized reputation, would result in a transaction more favorable, from a financial point of view to the Company’s stockholders than the Merger provided hereunder (after taking into account any amendment to this Agreement or increase the Per Share Merger Consideration proposed by Parent).
     SECTION 7.7. Litigation.
          (a) The Company shall promptly advise Parent of any Action involving the Company or any of its officers or directors, or the Special Committee, relating to this Agreement or the Purchase Agreement or the transactions thereunder and shall keep Parent informed and consult with Parent regarding the status of the Action on an ongoing basis. The Company shall cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of Parent.
          (b) Parent shall promptly advise the Company of any Action involving Parent or Ocean Rig or any of its officers or directors, relating to this Agreement or the Purchase Agreement or the transactions thereunder and shall keep the Company informed and consult with the Company regarding the status of the Action on an ongoing basis. Parent shall cooperate with and give the Company the opportunity to consult with respect to the defense or settlement of any such Action.
     SECTION 7.8. Employee Matters.
          (a) Employment Agreements. Prior to the Closing Date, Parent shall use reasonable efforts to enter into employment agreements effective as of the Closing Date, with

Demetris Nenes and Solon Dracoulis in form and substance acceptable to Parent and such employees.
          (b) Severance. Section 7.8(b) of the Company Disclosure Schedule sets forth a true and complete list of all severance payments and other employment-related payments due to any officer, director or employee of the Company in connection with, or as a result of, the Closing (the “Employment-Related Closing Payments”). Immediately prior to the Closing, the Company shall pay all Employment-Related Closing Payments. If the Closing occurs prior to December 31, 2011, the Company shall pay directors fees for the directors of the Company through December 31, 2011.
     SECTION 7.9. Ocean Rig Common Stock. Parent shall cause the shares of Ocean Rig Common Stock that are to be delivered to the holders of Company Common Stock pursuant to Section 3.2(b) to be free of any Liens and restrictions on transfer, except those imposed by Applicable Law, and preemptive rights at the time of such delivery.
ARTICLE VIII
COVENANTS OF PARENT
     SECTION 8.1. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
     SECTION 8.2. Voting of Shares.
          (a) Parent shall cause all shares of Company Common Stock owned beneficially or of record by it, Merger Sub or any of its other Subsidiaries to be voted in favor of adoption of this Agreement at the Company Stockholder Meeting or any postponement or adjournment thereof.
          (b) Prior to the Effective Time, Parent shall not vote any of the shares of Company Common Stock owned beneficially or of record by it, Merger Sub or any of its other Subsidiaries in favor of the removal of any director of the Company or in favor of the election of any director not approved by the Special Committee.
     SECTION 8.3. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:
          (a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions in their capacities as officers or directors occurring at or prior to the Effective Time to the fullest extent permitted by the MIBCA or any other Applicable Law or provided under the Company’s articles of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.
          (b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.
          (c) Prior to the Effective Time, the Company shall (subject to the approval of Parent not to be unreasonably withheld or delayed) or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a current or former director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 8.3(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
          (d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.3.
          (e) The rights of each Indemnified Person under this Section 8.3 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, under the MIBCA or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.
     SECTION 8.4. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause Ocean Rig to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of Nasdaq to ensure that the shares of Ocean Rig Common Stock comprising the Per Share Merger Consideration are listed on Nasdaq prior to or as of the Effective Time.
ARTICLE IX
COVENANTS OF PARENT AND THE COMPANY
     SECTION 9.1. Company Stockholder Meeting; Proxy Statement; Registration Statement.
          (a) As soon as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall cause Ocean Rig to file with the SEC a registration statement on Form F-4 to register, under the 1933 Act, the shares of Ocean Rig Common Stock to be distributed in the Merger (together with all amendments supplements and exhibits thereto, the “Form F-4”), which shall include a prospectus with respect to the shares of Ocean Rig Common Stock to be distributed in the Merger and a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Parent and the Company shall use their respective reasonable best efforts to cause the Form F-4 to be declared effective under the 1933 Act as soon as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4 and Proxy Statement, and the Form F-4 and the Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form F-4 or the Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall, and Parent shall cause Ocean Rig to, use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form F-4. Notwithstanding the foregoing, prior to filing the Form F-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall, and Parent shall cause Ocean Rig to, (i) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) consider in good faith all comments reasonably proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. The Company shall, and Parent shall cause Ocean Rig to, advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Ocean Rig Common Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the 1933 Act, the 1934 Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the delivery of any shares of Ocean Rig Common Stock that comprise the Per Share Merger Consideration, if any.
          (b) If prior to the Effective Time, any event occurs with respect to Parent, Ocean Rig or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form F-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form F-4, Parent shall promptly notify the Company of such event, and Parent shall cause Ocean Rig to, and the Company shall, cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form F-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 9.1(b) shall limit the obligations of any party under Section 9.1(a).
          (c) If prior to the Effective Time, any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form F-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form F-4, the Company shall promptly notify Parent of such event, and the Company shall, and Parent shall cause Ocean Rig to, cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form F-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 9.1(c) shall limit the obligations of any party under Section 9.1(a).
          (d) The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold (no earlier than the Scheduled Seller Group Share Purchase Date) a meeting of the stockholders (the “Company Stockholders Meeting”) for the sole purpose of seeking the Company Stockholder Approval. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form F-4 is declared effective under the 1933 Act and to hold the Company Stockholders Meeting as soon as practicable after the Form F-4 becomes effective and (ii) subject to Section 7.6(b), solicit the Company Stockholder Approval. The Special Committee and the Company Board shall recommend to the holders of shares of Company Common Stock that they give the Company Stockholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Special Committee or the Company Board shall have made an Adverse Recommendation

Change as permitted by Section 7.6(b). The Company agrees that its obligations to hold the Company Stockholders Meeting pursuant to this Section 9.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Adverse Recommendation Change.
     SECTION 9.2. Regulatory Undertaking.
          (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries permitted by Section 7.6(b).
          (b) Notwithstanding anything in this Section 9.2 or otherwise in this Agreement, none of Parent, Merger Sub or the Company shall be required, without the prior written consent of Parent, to consent to any requirement, condition, limitation, understanding, agreement or order (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any material portion of the assets or business of the Company, the Surviving Corporation, Parent or Merger Sub or any of their respective Subsidiaries, or (y) that materially limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of the Company, the Surviving Corporation, Parent or Merger Sub or any of their respective Subsidiaries.
     SECTION 9.3. Certain Filings. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and the Form F-4, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Form F-4 and seeking timely to obtain any such actions, consents, approvals or waivers.
     SECTION 9.4. Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, neither the Company nor Parent shall issue any such press release or make any such other public statement (including statements to the employees of the Company or Parent, as the case may be, or any of their respective Subsidiaries) or schedule any such press conference or conference call without the consent of Parent.
     SECTION 9.5. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
     SECTION 9.6. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.
     SECTION 9.7. Takeover Provisions. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation or provision of the articles of incorporation of the Company shall become applicable to the transactions contemplated by this Agreement or the Purchase Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors and the Special Committee shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement or the Purchase Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.
     SECTION 9.8. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:
     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;
     (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;
     (d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied; and
     (e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
ARTICLE X
CONDITIONS TO THE MERGER
     SECTION 10.1. Conditions to Obligations of Each Party. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction of the following conditions:
          (a) the Company Stockholder Approval shall have been obtained in accordance with the MIBCA;
          (b) no Applicable Law preventing or prohibiting the consummation of the Merger shall be in effect; and
          (c) (i) the Form F-4 shall have become effective under the 1933 Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order; and (ii) the shares of Ocean Rig Common Stock included in the Per Share Merger Consideration payable to the holders of shares of Company Common Stock pursuant to the Merger shall have been approved for listing on Nasdaq, subject to the completion of the Merger.
Notwithstanding the foregoing, the conditions set forth in clause (c) above need not be satisfied in connection with any Closing after the Share Condition Waiver Time.
     SECTION 10.2. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction by Parent of the following conditions:
          (a) (i) the representations and warranties of Parent contained in Section 6.1, and Section 6.2 of this Agreement (disregarding all materiality, Parent Material Adverse Effect and Ocean Rig Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable, as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (ii) the representations and warranties of Parent contained in Section 6.7 of this Agreement shall be true and correct as of the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable, as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), and (iii) all of the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality, Parent Material Adverse Effect and Ocean Rig Material Adverse Effect qualifications contained therein) shall be true and correct as of the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable, as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or an Ocean Rig Material Adverse Effect;
          (b) Parent and Merger Sub shall have performed in all material respects all of the obligations required to be performed by them under this Agreement on or prior to the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable;
          (c) from the date hereof and through the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or the Closing Date (in connection with the Closing), as applicable, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or an Ocean Rig Material Adverse Effect; and
          (d) Parent shall have delivered to the Company as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (b) and (c) of this Section 10.2 have been satisfied as of the Closing Date.
     SECTION 10.3. Conditions to Obligations of Parent and Merger Sub. The obligations of the Parent and Merger Sub to effect the Merger is further subject to the satisfaction by the Company of the following conditions:
          (a) (i) the representations and warranties of the Company contained in Section 5.1, Section 5.2, and Section 5.16 (relating to Non-Compete Arrangements) of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, the Closing Date) as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (ii) the representations and warranties of the Company contained in Section 5.4 of this Agreement shall be true and correct as of the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, the Closing Date) as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), and (iii) all of the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, the Closing Date) as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
          (b) the Company shall have performed in all material respects all of the obligations required to be performed by it under this Agreement on or prior to the Seller Group Share Purchase Date (in connection with the Seller Group Share Purchase Date) or Closing Date (in connection with the Closing), as applicable; and the Company shall have delivered to Parent on the Closing Date a certificate, dated as of such date, executed by an executive officer of the Company to the effect that the condition set forth in this clause (b) shall be then satisfied;
          (c) from the date hereof through the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, through the Closing Date), there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and
          (d) the Company shall have delivered to Parent as of the Seller Group Share Purchase Date (or, if the Seller Group Share Purchase Date shall not have previously occurred, the Closing Date) a certificate, dated as of such date, executed by an executive officer of the Company to the effect that the conditions set forth in clauses (a), (b) and (c) of this Section 10.3 have been satisfied.
Notwithstanding the foregoing, the conditions set forth in this Section 10.3 (other than clause (b)) need not be satisfied in connection with any Closing after the Seller Group Share Purchase Date.
ARTICLE XI
TERMINATION; AMENDMENT; WAIVER
     SECTION 11.1. Termination. This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the Company Stockholder Approval); provided that a majority vote of the Special Committee shall be necessary for termination by the Company and the Special Committee may prosecute any action related to this Agreement and the Purchase Agreement on behalf of the Company:
          (a) by mutual written agreement of the Company and Parent; or
          (b) by either the Company or Parent, if:

               (i) the Effective Time shall not have occurred on or before March 26, 2012 (the “End Date”); or
               (ii) there shall be any Applicable Law that prohibits the Company, Parent, or Merger Sub from consummating the Merger and such prohibition shall have become final and nonappealable; or
          (c) by Parent, prior to the Seller Group Share Purchase Date, if:
               (i) an Adverse Recommendation Change shall have occurred;
               (ii) the Company shall have entered into a binding agreement (other than a confidentiality agreement contemplated by Section 7.6(b)(i)) relating to any Acquisition Proposal;
               (iii) the Special Committee or the Company Board fails publicly to reaffirm its recommendation of this Agreement or the Merger within five (5) Business Days of receipt of a written request by Parent or Merger Sub to provide such reaffirmation following an Acquisition Proposal; or
               (iv) the Company or any of its Representatives shall have materially breached (or deemed pursuant to the terms thereof to have materially breached) any of its obligations under Section 7.6;
          (d) by the Company, prior to the Scheduled Seller Group Share Purchase Date, in accordance with Section 7.6(b)(iii), provided that the Company pays to Parent the amount due pursuant to Section 12.4(b) in accordance with the terms specified therein, and immediately following termination of this Agreement the Company enters into a definitive agreement with respect to a Superior Proposal;
          (e) by the Company, if Parent and Merger Sub shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of Parent and Merger Sub shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.2 (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent or Merger Sub, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; and
          (f) by Parent,
               (i) if the Company shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement (other than the covenants or obligations set forth in Section 7.6, in respect of which Section 11.1(c)(iv) shall apply), which breach or failure to perform, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3(b) (such circumstance, a “Material Company Breach of Covenant”), and such Material Company Breach of Covenant cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Company of such breach or failure, or
               (ii) on or prior to the Seller Group Share Purchase Date, if any representation or warranty of the Company shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which failure to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3 (such circumstance, a “Material Company Breach”), and such Material Company Breach cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Company of such failure.
The party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give written notice of such termination to the other party.
     SECTION 11.2. Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional breach by a party of its obligations hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. For purposes hereof, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation. The provisions of this Section 11.2 and Sections 12.1, 12.4, 12.7, 12.8 and 12.9 shall survive any termination hereof pursuant to Section 11.1.
ARTICLE XII
MISCELLANEOUS
     SECTION 12.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to Parent or Merger Sub, to:
DryShips Inc.
80 Kifissias Avenue
Amaroussion 15125
Athens Greece
Attention: Pankaj Khanna
Facsimile No.: 30 2108090577

     with a copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention: Philip Richter, Esq.
Facsimile No.: (212) 859-4000
and
Fried, Frank, Harris, Shriver & Jacobson LLP
99 City Road
London, EC1Y 1AX, England
Attention: Robert Mollen, Esq.
Facsimile No.: 011.44.20.7972.9602
     if to the Company, to:
Special Committee
Attention: John Liveris
c/o Oceanfreight Inc.
80 Kifissias Avenue
Amaroussion 15125
Athens Greece
Facsimile No.: 302106140284
     with a copy to:
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: James Abbott, Esq. / Gary J. Wolfe, Esq.
Facsimile No.: (212) 480-8421
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.
     SECTION 12.2. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

     SECTION 12.3. Amendments and Waivers.
          (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment shall require the approval of a majority of the Special Committee, and (ii) after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the MIBCA unless such amendment is subject to stockholder approval.
          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
     SECTION 12.4. Expenses.
          (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
          (b) Termination Fee.
               (i) If this Agreement is terminated by Parent pursuant to Section 11.1(c) or by the Company pursuant to Section 11.1(d), then the Company shall pay to Parent in immediately available funds the Termination Fee, in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, at the time of such termination. “Termination Fee” means $4.5 million in cash.
               (ii) If (A) this Agreement is terminated by Parent pursuant to Section 11.1(f), (B) prior to termination of this Agreement an Acquisition Proposal (with 45% being substituted for references to 15% in the definition thereof for the purposes of this Section 12.4(b)(ii)) shall have been made, and (C) prior to the first anniversary of the date of such termination, the Company enters into a definitive agreement with respect to or recommends to its shareholders any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then the Company shall pay the Termination Fee to Parent in immediately available funds within two Business Days after the occurrence of the last of the events described in clauses (A), (B) and (C) of this Section 12.4(b)(ii).
          (c) Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 12.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 12.4, it shall also pay any costs and expenses incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.
          (d) Parent and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section and such Termination Fee is paid in full, Parent and Merger Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.
     SECTION 12.5. Disclosure Schedules. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and any other representations and warranties of the Company that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent. The mere inclusion of an item in the Company Disclosure Schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect.
     SECTION 12.6. Waiver. At any time prior to the Effective Time, whether before or after the Company Stockholder Meeting, Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Company or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer. At any time prior to the Effective Time, whether before or after the Company Stockholder Meeting, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent or Merger Sub, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of Parent or Merger Sub, or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.
     SECTION 12.7. Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Merger.
     SECTION 12.8. Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
     SECTION 12.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     SECTION 12.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
     SECTION 12.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
     SECTION 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     SECTION 12.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity.
     SECTION 12.14. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.
     SECTION 12.15. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     SECTION 12.16. Binding Effect; Benefit; Assignment.
     (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 8.3, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 8.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Effective Time, to any Person.
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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

DRYSHIPS INC.
By:	/s/ Pankaj Khanna
	Name:	Pankaj Khanna
	Title:	COO

PELICAN STOCKHOLDINGS INC.
By:	/s/ Pankaj Khanna
	Name:	Pankaj Khanna
	Title:	Attorney-in-fact

OCEANFREIGHT INC.
By:	/s/ Demetris Nenes
	Name:	Demetris Nenes
	Title:	PRESIDENT — COO

[Signature Page to the Agreement and Plan of Merger]

OCEANFREIGHT INC.
DISCLOSURE SCHEDULES
(the “Company Disclosure Schedules”)
[SCHEDULE INTENTIONALLY LEFT BLANK]

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